As filed with the Securities and Exchange Commission on November 7, 2007

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

ADVANCED MICRO DEVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)

Advanced Micro Devices, Inc.

One AMD Place, P.O. Box 3453

Sunnyvale, California 94088-3453

(408) 749-4000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

94-1692300 (I.R.S. Employer Identification Number)

Harry A. Wolin

Senior Vice President, General Counsel and Secretary

Advanced Micro Devices, Inc.

One AMD Place, P.O. Box 3453

Sunnyvale, California 94088-3453

(408) 749-4000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Tad J. Freese

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

Approximate date of commencement of proposed sale to the public:

From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
5.75% Convertible Senior Notes due 2012	$1,500,000,000	100%	$1,500,000,000	$46,050
Common Stock, $0.01 par value per share	74,515,648 shares (2)	—	—	—

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Represents the number of shares of common stock that are issuable upon conversion of the notes at the current conversion price of $20.13 per share. Pursuant to Rule 416(a) under the Securities Act, this registration statement shall be deemed to cover any additional number of shares of common stock as may be issued from time to time upon conversion of the notes to prevent dilution as a result of stock splits, stock dividends or similar transactions. No additional consideration will be received for the common stock, and therefore no registration fee is required pursuant to Rule 457(i).

PROSPECTUS

$1,500,000,000

5.75% Convertible Senior Notes due 2012

The Offering:

In August 2007, we issued and sold $1,500,000,000 aggregate principal amount of our 5.75% Convertible Senior Notes due 2012 at an issue price of $1,000 per note. This prospectus will be used by selling security holders to resell the notes and the common stock issuable upon conversion of the notes. Additional selling security holders may be named by prospectus supplement. The notes accrue interest at a rate of 5.75% per annum. Interest is payable semiannually in arrears in cash on February 15 and August 15 of each year, beginning February 15, 2008 unless the notes are earlier converted.

The notes rank equally in right of payment with all our existing and future senior debt and senior in right of payment to all our future subordinated debt, and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries. For a more detailed description of the notes, see “Description of Notes” beginning on page 37.

Convertibility of the Notes:

Holders may convert their notes at their option on any day prior to the close of business on the business day immediately preceding August 15, 2012. The initial conversion rate, which is subject to adjustment on the terms set forth herein, is 49.6771 shares of common stock per $1,000 principal amount of notes (equivalent to a conversion price of approximately $20.13 per share of common stock). The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, if a “fundamental change” (as defined herein) occurs prior to the maturity date, we will in some cases increase the conversion rate if holders elect to convert their notes in connection with such fundamental change.

Repurchase of the Notes by Us at the Option of the Holder:

Holders may require us to purchase for cash all or part of their notes upon a “designated event” (as defined herein) at a price equal to 100% of the principal amount of the notes being purchased plus any accrued and unpaid interest up to, but excluding, the relevant purchase date. We may not redeem the notes prior to maturity.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 7, 2007.

We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus. The information contained or incorporated by reference in this prospectus is current only as of the date on the cover page of this prospectus and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to One AMD Place, P.O. Box 3453, Sunnyvale, California, 94088-3453, or call (408) 749-4000 to make your request.

TRADEMARKS

AMD, the AMD Arrow logo and combinations thereof, and ATI and the ATI logo are trademarks of Advanced Micro Devices, Inc. Microsoft, Windows and Windows Vista are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other jurisdictions. Other names are for informational purposes only and used to identify companies and products and may be trademarks of their respective owners.

PROSPECTUS SUMMARY

This summary highlights material information found in greater detail elsewhere in prospectus or the documents incorporated by reference herein. Before deciding to invest in our notes or common stock, you should carefully read this entire prospectus, including the section captioned “Risk Factors,” our financial statements and the notes to those financial statements, which are incorporated by reference in this prospectus, and the documents incorporated by reference in this prospectus.

Unless the context otherwise requires, references in this prospectus to “AMD,” “we,” “our,” “us” and “the company” refer to Advanced Micro Devices, Inc. and its consolidated subsidiaries.

Our Company

We are a global semiconductor company with facilities around the world. Within the global semiconductor industry, we offer primarily:

•

x86 microprocessors, for the commercial and consumer markets, embedded microprocessors for commercial, commercial client and consumer markets and chipsets for desktop and notebook PCs, professional workstations and servers;

•	graphics, video and multimedia products for desktop and notebook computers, including home media PCs, professional workstations and servers; and

•	products for consumer electronic devices such as mobile phones and digital televisions and technology for game consoles.

We were incorporated under the laws of Delaware on May 1, 1969 and became a publicly held company in 1972. Since 1979 our common stock has been listed on the New York Stock Exchange under the symbol “AMD.” Our mailing address and executive offices are located at One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453, and our telephone number at that location is (408) 749-4000.

The Offering

The following is a brief summary of the terms of this offering. For a more complete description of the terms of the notes, see “Description of Notes” in this prospectus.

Issuer	Advanced Micro Devices, Inc.

Securities Offered	$1.50 billion aggregate principal amount of 5.75% Convertible Senior Notes due 2012.

Maturity	August 15, 2012, unless earlier repurchased or converted.

Interest	5.75% per year. Interest will be payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2008.

Optional Redemption	The notes may not be redeemed prior to maturity.

Conversion Rights

Holders may convert their notes, in whole or in part, at any time prior to the close of business on the business day immediately preceding the maturity date of the notes, into shares of our common stock at an initial conversion rate equal to 49.6771 shares of common stock per $1,000 principal amount of notes, subject to adjustments on the terms set forth herein, which is equivalent to an initial conversion price of approximately $20.13.

Upon any conversion of notes, for each $1,000 principal amount of notes, we will deliver to holders through the conversion agent, on or prior to the third business day immediately following the relevant conversion date, a number of shares of our common stock equal to the then-applicable conversion rate, together with any cash payment for fractional shares based upon the “last reported sale price” (as defined in this prospectus under “Description of Notes—Conversion Rights—General”) of our common stock on the “trading day” (as defined in this prospectus under “Description of Notes—Conversion Rights—Conversion Rate Adjustments”) immediately preceding the conversion date. See “Description of Notes—Conversion Rights—General” and “Description of Notes—Conversion Rights—Conversion Procedures and Conversion Settlement.”

In addition, if a “fundamental change” (as defined in this prospectus under “Description of Notes—Designated Event Permits Holders to Require Us to Purchase Notes”) occurs prior to the maturity date, we will increase the conversion rate if holders elect to convert their notes in connection with such a fundamental change upon conversion in certain circumstances as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change.”

Holders will not receive any additional cash payment or additional shares representing accrued and unpaid interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid by shares of common stock and cash in lieu of fractional shares, if any, issued to holders upon conversion.

Designated Event

If we undergo a “designated event” (as defined in this prospectus under “Description of Notes—Designated Event Permits Holders to Require Us to Purchase Notes”), including a “fundamental change” (as defined in such section), holders have the option to require us to purchase all or any portion of their notes. The designated event purchase price is 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the designated event purchase date. We will pay cash for all notes so purchased.

Ranking

The notes rank equally in right of payment with all our existing and future senior debt and senior in right of payment to all our future subordinated debt. The notes effectively rank junior in right of payment to all our existing and future senior secured debt to the extent of the collateral securing such debt and are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 29, 2007, we had:

•	$4.0 billion of senior unsecured indebtedness outstanding equal in right of payment to the notes; and

•	no subordinated indebtedness.

In addition, our subsidiaries had indebtedness and other liabilities (including trade and other payables but excluding intercompany indebtedness) outstanding in an amount of $2.7 billion structurally senior to the notes. The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries do not guarantee any of our obligations under the notes.

Use of Proceeds

The selling security holders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales. For additional information, see “Use of Proceeds.”

Listing	Our common stock is quoted on the New York Stock Exchange under the symbol “AMD.”

Certain United States Federal Income Tax Considerations

You should consult your tax advisors with respect to the application of U.S. federal income tax laws to your own particular situation as well as any tax consequences of the ownership and disposition of the notes and our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable treaty. See “Certain United States Federal Income Tax Considerations.”

Risk Factors

You should carefully consider the information under “Risk Factors” and all other information included in or incorporated by reference into this prospectus before investing in the notes and our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended			Nine Months Ended
	Dec. 31, 2006	Dec. 25, 2005	Dec. 26, 2004	Sept. 29, 2007	Oct. 1, 2006
(in millions)
Ratio of earnings to fixed charges(1)	—	1.74x	1.64x	—	7.61x

(1)	For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest expense on long-term debt and capital leases, amortization of deferred financing costs and that portion of rental expense deemed to be representative of interest. Earnings consist of income (loss) before income taxes, minority interest, and equity in net income (loss) of Spansion and other plus fixed charges. For the fiscal year ended December 31, 2006, earnings were insufficient to cover fixed charges by $74 million. For the nine months ended September 29, 2007, earnings were insufficient to cover fixed charges by $1,424 million.

RISK FACTORS

You should consider the risk factors below as well as the other information set forth or incorporated by reference in this prospectus. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially and adversely affected. In such case, our ability to make payments on the notes could be impaired, the trading price of the notes and our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below, elsewhere in this prospectus and in the documents incorporated by reference in this prospectus.

Risks Related to Our Business

Intel Corporation’s dominance of the microprocessor market and its aggressive business practices may limit our ability to compete effectively.

Intel has dominated the market for microprocessors for many years. Intel’s significant financial resources enable it to market its products aggressively, to target our customers and our channel partners with special incentives, and to discipline customers who do business with us. These aggressive activities have in the past and are likely in the future to result in lower unit sales and average selling prices for our products and adversely affect our margins and profitability.

Intel also manufactures and sells integrated graphics chipsets bundled with their microprocessors and is a dominant competitor with respect to this portion of our business. Intel could leverage its dominance in the microprocessor market to sell its integrated chipsets. Also, Intel has stated that it intends to reenter the discrete GPU market. Either of these actions could shrink the total available market for certain of our graphics products. Intel could also take other actions that place our discrete GPUs and integrated chipsets at a competitive disadvantage such as giving one or more of our competitors in the graphics market, such as Nvidia Corporation, preferential access to its proprietary graphics interface or other useful information. Moreover, computer manufacturers are increasingly using integrated graphics chipsets, particularly for notebooks, because they cost significantly less than traditional discrete graphics components while offering reasonably good graphics performance for most mainstream PCs. If our graphics products do not successfully address the discrete GPU and integrated chipset markets, our graphics business could be adversely affected.

As long as Intel remains in this dominant position, we may be materially adversely affected by Intel’s:

•	business practices, including rebating and allocation strategies and pricing actions, designed to limit our market share;

•	product mix and product introduction schedules;

•	product bundling, marketing and merchandising strategies;

•	exclusivity payments to its current and potential customers;

•

control over industry standards, PC manufacturers and other PC industry participants, including motherboard, memory, chipset and basic input/output system, or BIOS, suppliers and software companies as well as the graphics interface for Intel platforms; and

•	marketing and advertising expenditures in support of positioning the Intel brand over the brand of its OEM customers.

Intel exerts substantial influence over computer manufacturers and their channels of distribution through various brand and other marketing programs. Because of its dominant position in the microprocessor market, Intel has been able to control x86 microprocessor and computer system standards and to dictate the type of products the microprocessor market requires of Intel’s competitors. Intel also dominates the computer system platform, which includes core logic chipsets, graphics chips, motherboards and other components necessary to assemble a computer system. As a result, OEMs that purchase microprocessors for computer systems are highly dependent on Intel, less innovative on their own and, to a large extent, are distributors of Intel technology. Additionally, Intel is able to drive de facto standards for x86 microprocessors that could cause us and other companies to have delayed access to such standards.

We expect Intel to maintain its dominant position and to continue to invest heavily in marketing, research and development, new manufacturing facilities and other technology companies. Intel has substantially greater financial resources than we do and accordingly spends substantially greater amounts on research and development and production capacity than we do. Moreover, Intel launched its quad-core multi-chip module processors during the fourth quarter of 2006. However, we only commenced initial shipments for revenue of our first quad-core products during the third quarter of 2007. To the extent Intel manufactures a significantly larger portion of its microprocessor products using more advanced process technologies, or introduces competitive new products into the market before we do, we may be more vulnerable to Intel’s aggressive marketing and pricing strategies for microprocessor products.

Intel’s dominant position in the microprocessor market and integrated graphics chipset market, its existing relationships with top-tier OEMs and its aggressive marketing and pricing strategies could result in lower unit sales and average selling prices for our products, which could have a material adverse effect on us.

If we cannot generate sufficient revenues and operating cash flow or obtain external financing, we may face a cash shortfall and be unable to make all of our planned capital expenditures.

Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flow and may decrease our cash balances. As of September 29, 2007, we had $1.5 billion in cash, cash equivalents and marketable securities. During the first nine months of 2007, net cash used in operating activities was $371 million and net cash used in investing activities was $1.3 billion. During the first nine months of 2007, we incurred substantial losses that have had a negative impact on cash balances. Moreover, during the fourth quarter of 2007, we plan to make approximately $300 million of capital expenditures. However, our ability to fund these capital expenditures and our operating expenses in accordance with our business plan depends on generating sufficient revenues and cash flow from operations as well as the availability of external financing, if necessary. If we cannot generate sufficient revenues and operating cash flow or obtain external financing, we may face a cash shortfall.

The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors including future demand for products, product mix, changes in semiconductor industry conditions and market competition. We regularly assess markets for external financing opportunities, including debt and equity financing. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. If we curtail capital expenditures or abandon projects, we could be materially adversely affected.

If our cost management efforts are not effective, our business could be materially adversely affected.

For the third quarter of fiscal 2007, we incurred a net loss of approximately $396 million. We have taken and plan to continue to undertake a number of actions to manage our expenses and realign our cost structure. However, we forecast that for the fourth quarter of 2007, our operating expenses will be approximately six percent higher than the third quarter of 2007, primarily driven by investments in new manufacturing process technology. We cannot assure you that we will be able to achieve our planned cost reduction strategy in a timely manner or at all, and if we are unable to do so, we could be materially adversely affected. In addition, if these reductions are not effectively implemented, we may experience unanticipated effects from these reductions causing harm to our business and customer relationships.

We may not realize all of the anticipated benefits of our acquisition of ATI.

The success of our acquisition of ATI depends, in part, on our ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of ATI with the businesses of AMD, and failure to realize these anticipated benefits could cause our business to be materially adversely affected. In addition, all of our goodwill and acquisition-related intangible assets outstanding as of September 29, 2007 were related to our acquisition of ATI. We will perform our annual impairment analysis during the fourth quarter of 2007. Although we cannot estimate the outcome of the analysis at this time, the charge could have a material adverse impact on us. Our success in realizing these benefits and the timing of this realization depends upon our successful integration of ATI’s operations. The integration of two independent companies is a complex, costly, and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	retaining key employees;

•	bridging possible differences in cultures and management philosophies;

•	consolidating corporate and administrative infrastructures and information technology systems;

•	coordinating sales and marketing functions;

•	preserving our customer, supplier, ecosystem partner and other important relationships;

•	aligning and executing on new products roadmaps;

•	minimizing the diversion of management’s attention from ongoing business concerns; and

•	coordinating geographically separate organizations.

We cannot assure you that our acquisition of ATI will result in the realization of the full benefits that we anticipated. For example, it is possible that as a result of the acquisition, previous ATI customers of discrete GPUs may decide to purchase our competitors’ graphics products for use with their computer systems that incorporate Intel platforms, or that ecosystem partners will cease doing business with us because they view the former ATI operations as competitive with portions of their business. Any inability to integrate successfully could have a material adverse effect on us.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in product designs or technology used to manufacture our products or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for process technologies in an effort to design and manufacture leading-edge microprocessors. We also make substantial investments in research and development related to product designs, and we anticipate that we will continue to invest in research and development in the future. For example, in the fourth quarter of 2007, we expect operating expenses to increase by approximately six percent compared to the third quarter of 2007, primarily driven by investments in transitioning to 45 nanometer process technology. Also, we plan to continue to invest in research and development related to our graphics and chipset products and products for consumer electronics devices, including new integrated platforms and our design initiative called “Fusion.” We cannot be certain that we will be able to develop, obtain or successfully implement leading-edge process technologies needed to manufacture future generations of our products profitably or on a timely basis or that our competitors will not develop new technologies, products or processes that render our products uncompetitive or obsolete. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources than anticipated in our research and development efforts, our operating expenses would increase. If we are required to invest significantly greater resources than anticipated in research and development efforts without an increase in revenue, our operating results could decline. Moreover, in connection with the ATI acquisition, we committed to the Minister of Industry of Canada to increase total expenditures on research and development in Canada when compared to ATI’s expenditures in this area in prior years. However, we cannot assure you that we will have sufficient resources to achieve planned investments in research and development or to otherwise maintain the level of investment in research and development that is required for us to remain competitive.

We have a joint development agreement with IBM, pursuant to which we have agreed to work together to develop new process technologies through December 31, 2011. We anticipate that under this agreement, we will pay fees to IBM of between $413 million and $456 million in connection with joint development projects from September 30, 2007 to 2011.

If this agreement were to be terminated, we would either have to resume certain research and development activities internally or find an alternate partner. In either case, our research and development costs could increase, and we could experience delays or other setbacks in the development of new process technologies, any of which would materially adversely affect us. Moreover, the timely achievement of the milestones set forth in the joint development agreement is critical to our ability to continue to manufacture microprocessors using advanced process technologies.

The success of our business is dependent upon our ability to introduce products on a timely basis with required features and performance levels that provide value to our customers and support and coincide with significant industry transitions.

Our success depends to a significant extent on the development, qualification, implementation and acceptance of new product designs and improvements that provide value to our customers. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we may lose competitive positioning, which could cause us to lose market share and require us to discount the selling price of our products. For example, in the third quarter of 2007 we began shipping our Quad-Core AMD Opteron processors but our initial production ramp of these processors has been slower than we anticipated because we had to undertake design and process tuning.

Delays in developing or qualifying new products can also cause us to miss our customers’ product design windows. If our customers do not include our products in the initial design of their computer systems, they will typically not use our products in their systems until at least the next design configuration. The process of being qualified for inclusion in a customer’s system can be lengthy and could cause us to further miss a cycle in the demand of end-users, which also could result in a loss of market share and harm our business.

Market demand requires that products incorporate new features and performance standards on an industry-wide basis. Over the life of a specific product, the average selling price undergoes regular price reductions. The introduction of new products and enhancements to existing products is necessary to maintain overall corporate average selling prices. If we are unable to introduce new products or launch new products with sufficient increases in average selling prices or increased unit sales volumes capable of offsetting these reductions in average selling prices of existing products, our revenues, inventories, gross margins and operating results could be materially adversely affected.

Our ability to design and introduce new products in a timely manner is dependent upon third party intellectual property.

In the design and development of new products and product enhancements, we rely on third-party intellectual property such as software development tools. Historically, ATI has experienced delays in the introduction of products as a result of the inability of then available software development tools to fully simulate the complex features and functionalities of its products. The design requirements necessary to meet consumer demands for more features and greater functionality from products in the future may exceed the capabilities of the software development tools available to us. If the third-party intellectual property that we use becomes unavailable or fails to produce designs that meet consumer demands, our business could be materially adversely affected.

The loss of a significant customer may have a material adverse effect on us.

Collectively, our top five customers accounted for almost half of our total revenue in the first nine months of 2007. Moreover, historically a significant portion of ATI’s revenues were derived from sales to a small number of customers, and we expect that a small number of customers will continue to account for a substantial part of revenues from our graphics and consumer electronics businesses in the future. For example, for the first nine months of 2007, one handset manufacturer accounted for a significant percentage of the revenue of our Consumer Electronics segment. During this same period, three customers accounted for approximately one third of the revenue of our Graphics segment. If one of our top microprocessor, graphics business or consumer electronics customers decided to stop buying our products, or if one of these customers were to materially reduce its operations or its demand for our products, we would be materially adversely affected. For example, during the first and second quarters of 2007, the handset manufacturer referenced above purchased significantly less of our products than in the immediately preceding quarter. This decline contributed to lower unit shipments of our products for consumer electronics devices and negatively impacted net revenue for our Consumer Electronics segment in the first half of 2007.

The semiconductor industry is highly cyclical and has experienced severe downturns that materially adversely affected, and may in the future materially adversely affect, our business.

The semiconductor industry is highly cyclical and has experienced significant downturns, often in conjunction with constant and rapid technological change, wide fluctuations in supply and demand, continuous new product introductions, price erosion and declines in general economic conditions. Our historical financial results have also been subject to substantial fluctuations. Our financial performance has been, and may in the future be, negatively affected by these downturns. We incurred substantial losses in recent downturns, due to:

•	substantial declines in average selling prices;

•	the cyclical nature of supply/demand imbalances in the semiconductor industry;

•	a decline in demand for end-user products (such as PCs) that incorporate our products;

•	excess inventory levels in the channels of distribution, including those of our customers; and

•	excess production capacity.

For example, in 2001 and 2002 we implemented restructuring plans due to weak customer demand associated with the downturn in the semiconductor industry. If the semiconductor industry were to experience a downturn in the future, we would be materially adversely affected.

The demand for our products depends in part on continued growth in the industries and geographies into which they are sold. Fluctuations in demand for our products or a market decline in any of these industries or geographies would have a material adverse effect on our results of operations.

Our microprocessor business is dependent upon the market for mobile and desktop PCs and servers. Industry-wide fluctuations in the computer marketplace have materially adversely affected us in the past and may materially adversely affect us in the future. Depending on the growth rate of computers sold, sales of our products may not grow and may even decrease. If demand for computers is below our expectations, the demand for our products may decrease and we could be materially adversely affected.

The business we acquired from ATI is also dependent upon the market for mobile, desktop and workstation PCs, the consumer electronics market and the markets for digital TVs, handheld devices, such as multimedia-enabled mobile phones, and game consoles. A market decline in any of these industries could cause the demand for our products to decrease and could have a material adverse effect on our results of operations.

The growth of our business is also dependent on continued demand for our products from high-growth global markets. If demand from these markets is below our expectations, sales of our products may not grow, and may even decrease, which would have a material adverse effect on us.

The markets in which our products are sold are highly competitive.

The markets in which our products are sold are very competitive and delivering the latest and best products to market on a timely basis is critical to achieving revenue growth. We expect competition to intensify due to rapid technological changes, frequent product introductions and aggressive pricing by competitors. We believe that the main factors that determine our competitiveness are product quality, power consumption, reliability, speed, size (or form factor), cost, selling price, adherence to industry standards, software and hardware compatibility and stability, brand recognition, timely product introductions and availability. After a product is introduced, costs and average selling prices normally decrease over time as production efficiency improves, and successive generations of products are developed and introduced for sale. We expect that competition will intensify in these markets and our competitors’ products may be less costly, provide better performance or include additional features that render our products uncompetitive. With respect to our graphics products, Intel and Nvidia Corporation are our principal competitors. Some competitors may have greater access or rights to companion technologies, including interface, processor and memory technical information. Competitive pressures could adversely impact the demand for our products, which could harm our revenue and gross margin.

If we fail to improve the efficiency of our supply chain in order to respond to increases or changes in customer demand for our products, our business could be materially adversely affected.

Our ability to meet customer demand for our products depends, in part, on our ability to deliver the products our customers want on a timely basis. Accordingly, we must continually improve the management of our supply chain by synchronizing the entire supply chain, from sourcing through manufacturing, distribution and fulfillment. As we continue to grow our business, acquire new OEM customers and strengthen relationships with existing OEM customers, the efficiency of our supply chain will become increasingly important because OEMs tend to have specific requirements for particular products, and specific time-frames in which they require delivery of these products. Also, the breadth of our product portfolio increased significantly as a result of our acquisition of ATI, which put stress on our supply chain. We have recently experienced challenges related to the logistics of selling our products across a diverse set of customers and geographies and delivering these products on a timely basis. If we fail to adequately improve the efficiency of our supply chain and adjust our operations in response to future increases or changes in OEM demand for our products, our business could be materially adversely affected.

We depend on third-party companies for the design, manufacture and supply of motherboards, BIOS software and other components.

We depend on third-party companies for the design, manufacture and supply of motherboards, BIOS software and other components that support our microprocessor offerings. In addition, despite our acquisition of ATI, we continue to work with other third parties for graphics chips in order to provide our customers with a greater choice of technologies to best meet their needs.

Our microprocessors are not designed to function with motherboards and chipsets designed to work with Intel microprocessors because our patent cross-license agreement with Intel does not extend to Intel’s proprietary bus interface protocol. If we are unable to secure sufficient support for our microprocessor products from designers and manufacturers of motherboards and chipsets, our business would be materially adversely affected. Our acquisition of ATI could exacerbate this problem because we design and supply a significantly greater amount of graphics products ourselves. Doing so could cause third-party designers, manufacturers and suppliers to be less willing to do business with us or to support our products out of a perceived risk that we will be less willing to support their products or because we may compete with them. As a result, these third-party designers, manufacturers and suppliers could forge relationships, or strengthen their existing relationships, with our competitors. If the designers, manufacturers and suppliers of graphics chips, motherboards, and other components decrease their support for our product offerings and increase their support for the product offerings of our competitors, our business could be materially adversely affected.

If we are ultimately unsuccessful in any of our antitrust lawsuits against Intel, our business may be materially adversely affected.

On June 27, 2005, we filed an antitrust complaint against Intel Corporation and Intel’s Japanese subsidiary, Intel Kabushiki Kaisha, which we refer to collectively as Intel, in the United States District Court for the District of Delaware under Section 2 of the Sherman Antitrust Act, Sections 4 and 16 of the Clayton Act, and the California Business and Professions Code. Our complaint alleges that Intel has unlawfully maintained a monopoly in the x86 microprocessor market by engaging in anti-competitive financial and exclusionary business practices that limit the ability and/or incentive of Intel’s customers in dealing with AMD. Also, on June 30, 2005, our subsidiary in Japan, AMD Japan K.K., filed an action in Japan against Intel K.K. in the Tokyo High Court and the Tokyo District Court for damages arising from violations of Japan’s Antimonopoly Act. On September 26, 2006, the United States District Court for the District of Delaware granted Intel’s motion to dismiss foreign conduct claims. The effect of that decision was clarified by the Court’s January 12, 2007, adoption of the Special Master’s decision on our motion to compel foreign conduct discovery. As a result of these two decisions, we will be permitted to develop evidence of Intel’s exclusionary practices wherever they occur, including practices foreclosing AMD from foreign customers or in foreign market segments. However, the court’s ruling limits our damages to lost sales in the United States and lost sales abroad that would have originated from the United States. The Court also set an immovable trial date of April 27, 2009.

If our antitrust lawsuits against Intel are ultimately unsuccessful, our business, including our ability to increase market share in the microprocessor market, could be materially adversely affected.

Our operating results are subject to quarterly and seasonal sales patterns.

A substantial portion of our quarterly sales have historically been made in the last month of the quarter. This uneven sales pattern makes prediction of revenues for each financial period difficult and increases the risk of unanticipated variations in quarterly results and financial condition. In addition, our operating results tend to vary seasonally. For example, demand in the retail sector of the PC market is often stronger during the fourth quarter as a result of the winter holiday season. European sales are often weaker during the summer months. Many of the factors that create and affect seasonal trends are beyond our control.

Manufacturing capacity constraints and manufacturing capacity utilization rates may have a material adverse affect on us.

There may be situations in which our microprocessor manufacturing facilities are inadequate to meet the demand for certain of our microprocessor products. Our inability to obtain sufficient manufacturing capacity to meet forecasted demand, either in our own facilities or through foundry or similar arrangements with third parties, could result in an adverse effect on our relationships with customers, which could have a material adverse effect on us.

In November 2004, we entered into sourcing and manufacturing technology agreements with Chartered Semiconductor Manufacturing whereby Chartered agreed to become a contract manufacturer for our AMD64-based microprocessors. Although Chartered has begun production, the ability of Chartered to continue to ramp production on a timely basis depends on several factors beyond our control, including Chartered’s ability to continue to implement our technology at their facilities on a timely basis. In addition, we have slowed the conversion of Fab 30 into a 300-millimeter wafer manufacturing facility. If we cannot obtain sufficient manufacturing capacity to meet demand for our microprocessor products, either in our own facilities or through foundry or similar arrangements, we could be materially adversely affected.

We rely on third party foundries and other contractors to manufacture certain products.

We rely on independent foundries such as Taiwan Semiconductor Manufacturing Company and United Microelectronics Corp. to manufacture our graphics and chipset products. Chartered Semiconductor manufactures some of our microprocessor products and products for consumer electronics devices. We also rely on third-party manufacturers to manufacture our high end graphics boards. Independent contractors also perform the assembly, testing and packaging of these products. We obtain these manufacturing services for our graphics and chipset products and products for consumer electronics devices on a purchase order basis and these manufacturers are not required to provide us with any specified minimum quantity of product. Accordingly, our graphics and consumer electronics businesses depend on these suppliers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis at acceptable prices. We cannot assure you that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. The manufacturers we use also fabricate wafers and assemble, test and package products for other companies, including certain of our competitors. They could choose to prioritize capacity for other users, reduce or eliminate deliveries to us, or increase the prices that they charge us on short notice.

We must have reliable relationships with our wafer manufacturers and subcontractors to ensure adequate product supply to respond to customer demand. If we move production of our products to new manufacturers or if current manufacturers implement new process technology or design rules, any transition difficulties may result in lower yields or poorer performance of our products. Because it could take several quarters to establish a strategic relationship with a new manufacturing partner, we may be unable to secure an alternative supply for any specific product in a short time frame. We could experience significant delays in the shipment of our products if we are required to find alternative foundries or contractors. Other risks associated with our dependence on third-party manufacturers include reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, dependence on several small undercapitalized subcontractors, reduced ability to manage inventory and parts, and exposure to foreign countries and operations. If we are unable to secure sufficient or reliable supplies of wafers, our ability to meet customer demand for our graphics and consumer electronics businesses may be adversely affected and this could have an adverse effect on us.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our microprocessor manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Certain raw materials we use in manufacturing our microprocessor products or that are used in the manufacture of our graphics products are available only from a limited number of suppliers.

For example, we are largely dependent on one supplier for our silicon-on-insulator (SOI) wafers that we use to manufacture our microprocessor products. We are also dependent on key chemicals from a limited number of suppliers and rely on a limited number of foreign companies to supply the majority of certain types of integrated circuit packages for our microprocessor products. Similarly, certain non-proprietary materials or components such as memory, PCBs, substrates and capacitors used in the manufacture of our graphics products are currently available from only a limited number of sources and often subject to rapid changes in price and availability. Interruption of supply or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure certain of these materials, we may have to reduce our manufacturing operations. Such a reduction has in the past and could in the future have a material adverse effect on us.

Industry overcapacity could cause us to under-utilize our microprocessor manufacturing facilities and have a material adverse effect on us.

Both we and our competitor, Intel, have added significant capacity in recent years, both by expanding capacity at wafer fabrication facilities and by transitioning to more advanced manufacturing technologies. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for our products contribute to cyclicality in the semiconductor market, which may in the future put pressure on our average selling prices and materially adversely affect us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing facilities, which may result in write-downs or write-offs of inventories and losses on products for which demand is lower than we anticipate.

In addition, during periods of industry overcapacity, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements. Many of our costs are fixed. Accordingly, during periods in which we under-utilize our manufacturing facilities as a result of reduced demand for certain of our products, our costs cannot be reduced in proportion to the reduced revenues for such a period. When this occurs, our operating results are materially adversely affected. If the demand for our microprocessor products is not consistent with our increased expectations, we may under-utilize our manufacturing facilities or we may not fully utilize the reserved capacity at Chartered’s foundry. This may have a material adverse effect on us.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

Manufacturing our microprocessor products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. We continually modify manufacturing processes and transition to more advanced manufacturing process technologies in an effort to improve yields and product performance and decrease costs. We may fail to achieve acceptable yields or experience product delivery delays as a result of, among other things, capacity constraints, delays in the development or implementation of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, or impurities or other difficulties in the manufacturing process. Any decrease in manufacturing yields could result in an increase in our per unit costs or force us to allocate our reduced product supply among our customers, which could potentially harm our customer relationships, reputation, revenue and gross profit.

Improving our microprocessor manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced product and process technologies;

•	successfully transition to advanced process technologies;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities; and

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies.

During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. A substantial delay in the technology transitions to smaller process technologies could have a material adverse effect on us, particularly if our competitors transition to more cost effective technologies earlier than we do. Our results of operations would also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

Similarly, the operating results of our graphics and consumer electronics businesses are dependent upon achieving planned semiconductor manufacturing yields. Our graphics and chipset products and products for consumer electronics devices are manufactured at independent foundries, but we have the responsibility for product design and the design and performance of the tooling required for manufacturing. Semiconductor manufacturing yields are a function of both product design and process technology, which is typically proprietary to the manufacturer, and low yields can result from either design or process technology failures. In addition, yield problems require cooperation by and communication between us and the manufacturer and sometimes the customer as well. The offshore location of our principal manufacturers compounds these risks, due to the increased effort and time required to identify, communicate and resolve manufacturing yield problems. We cannot assure you that we or our foundries will identify and fix problems in a timely manner, and achieve acceptable manufacturing yields in the future. Our inability, in cooperation with our independent foundries, to achieve planned production yields for these products could have a material adverse effect on us. In particular, failure to reach planned production yields over time could result in us not having sufficient product supply to meet demand and/or higher production costs and lower gross margins. This could materially adversely affect us.

The accounting method for convertible debt securities with net share settlement, like the 6.00% Notes, will be subject to change.

In September 2007, the FASB exposed for comment a proposed FASB Staff Position (FSP) No. APB 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including partial cash settlement). This proposed FSP would change the accounting for certain convertible debt instruments, including our 6.00% Notes. Under the proposed new rules, for convertible debt instruments that may be settled entirely or partially in cash upon conversion, an entity should separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s economic interest cost. The effect of the proposed new rules for our 6.00% Notes is that the equity component would be included in the paid-in-capital portion of stockholders’ equity on our balance sheet and the value of the equity component would be treated as an original issue discount for purposes of accounting for the debt component of the 6.00% Notes. Higher interest expense would result by recognizing accretion of the discounted carrying value of the 6.00% Notes to their face amount as interest expense over the term of the 6.00% Notes. The FASB plans to issue the final FSP by December 2007 and if issued as exposed would provide final guidance effective for the fiscal years beginning after December 15, 2007, would not permit early application, and would be applied retrospectively to all periods presented.

We cannot predict the exact accounting treatment that will be imposed (which may differ materially from the foregoing description) or when any change will be finally implemented. However, if the final FSP is issued as exposed, we expect to have higher interest expense starting in 2008 due to the interest expense accretion and, if the retrospective application provisions of the proposed FSP are retained in the final FSP, the prior period interest expense associated with the 6.00% Notes would be higher than previously reported interest expense due to retrospective application.

If we lose Microsoft Corporation’s support for our products, our ability to sell our products could be materially adversely affected.

Our ability to innovate beyond the x86 instruction set controlled by Intel depends partially on Microsoft designing and developing its operating systems to run on or support our microprocessor products. If Microsoft does not continue to design and develop its operating systems so that they work with our x86 instruction sets, independent software providers may forego designing their software applications to take advantage of our innovations and customers may not purchase PCs with our microprocessors. In addition, software drivers sold with our produces are certified by Microsoft. If Microsoft did not certify a driver, or if we otherwise fail to retain the support of Microsoft, our ability to market our products would be materially adversely affected.

If we are unable to comply with the covenants in the subsidy grant documents that we receive from the State of Saxony, the Federal Republic of Germany and/or the European Union for Fab 30, Fab 36 or other research and development projects we may undertake in Germany, we may forfeit or have to repay our subsidies, which could materially adversely affect us.

We receive capital investment grants and allowances from the State of Saxony and the Federal Republic of Germany for Fab 36. We have also received capital investment grants and allowances as well as interest subsidies from these governmental entities for Fab 30. From time to time, we also apply for and obtain subsidies from the State of Saxony, the Federal Republic of Germany and the European Union for certain research and development projects. The subsidy grant documents typically contain covenants that must be complied with, and noncompliance with the conditions of the grants, allowances and subsidies could result in the forfeiture of all or a portion of any future amounts to be received, as well as the repayment of all or a portion of amounts received to date. If we are unable to comply with any of the covenants in the grant documents, we could be materially adversely affected.

If our products are not compatible with some or all industry-standard software and hardware, we could be materially adversely affected.

Our products may not be fully compatible with some or all industry-standard software and hardware. Further, we may be unsuccessful in correcting any such compatibility problems in a timely manner. If our customers are unable to achieve compatibility with software or hardware after our products are shipped in volume, we could be materially adversely affected. In addition, the mere announcement of an incompatibility problem relating to our products could have a material adverse effect on us.

Costs related to defective products could have a material adverse effect on us.

Products as complex as those we offer may contain defects or failures when first introduced or when new versions or enhancements to existing products are released. We cannot assure you that, despite our testing procedures, errors will not be found in new products or releases after commencement of commercial shipments in the future, which could result in loss of or delay in market acceptance of our products, material recall and replacement costs, delay in recognition or loss of revenues, writing down the inventory of defective products, the diversion of the attention of our engineering personnel from product development efforts, defending against litigation related to defective products or related property damage or personal injury, and damage to our reputation in the industry and could adversely affect our relationships with our customers. In addition, we may have difficulty identifying the end customers of the defective products in the field. As a result, we could incur substantial costs to implement modifications to correct defects. Any of these problems could materially adversely affect us.

In addition, because we sell directly to consumers, we could be subject to potential product liability claims if one of our products causes, or merely appears to have caused, an injury. Claims may be made by consumers or others selling our products, and we may be subject to claims against us even if an alleged injury is due to the actions of others. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business.

Our receipt of royalty revenues is dependent upon the success of third-party products.

Our graphics technology for the game console market is being used in the Nintendo GameCube, Nintendo Wii and Microsoft® Xbox 360™ game consoles. The only revenues that we receive from these technology platforms are in the form of non-recurring engineering revenues, as well as royalties paid to us by Nintendo and Microsoft based upon the market success of their products. Accordingly, our royalty revenues will be directly related to the sales of these products. We anticipate royalties in future years resulting from our agreements with Nintendo and Microsoft. However, we have no control over the marketing efforts of Nintendo and Microsoft and we cannot assure you that sales of those products will achieve expected levels in the current or future fiscal years. Consequently, the revenues from royalties expected by us from these technology platforms may not be fully realized, and our operating results may be adversely affected.

Our entry into new consumer markets is subject to a number of uncertainties.

As a result of the ATI acquisition, we sell products for the consumer electronics market, including for digital TVs and color mobile phones. There are a significant number of competitors targeting this market. In addition, as the telecommunications, cable and consumer electronics industries and their suppliers undergo a period of convergence, we expect that competition will increase in these markets. Our ability to succeed in these new consumer markets is subject to a number of uncertainties, including acceptance of our graphics and multimedia processors, the development of new technologies sufficient to meet market demand, the need to develop customer relationships, different sales strategies and channels, new and different industry standards from those in the PC market and changing strategic alliances. We cannot assure you that we will be able to successfully compete in this new market. If we are unable to successfully introduce products and compete in this market, we could be materially adversely affected.

Our inability to continue to attract and retain qualified personnel may hinder our product development programs.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing, sales and executive personnel. If we are not able to continue to attract, retain and motivate qualified personnel necessary for our business, the progress of our product development programs could be hindered, and we could be materially adversely affected.

We outsource to third parties certain supply-chain logistics functions, including physical distribution of our products, and co-source some information technology services.

We rely on a third-party provider to deliver our products to our customers and to distribute materials for some of our manufacturing facilities. In addition, we rely on a third party in India to provide certain information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration, and voice, video and remote access. Our relationships with these providers are governed by fixed term contracts. We cannot guarantee that these providers will fulfill their respective responsibilities in a timely manner in accordance with the contract terms, in which case our internal operations, the distribution of our products to our customers and the distribution of materials for some facilities could be materially adversely affected. Also, we cannot guarantee that our contracts with these third-party providers will be renewed, in which case we would have to transition these functions in-house or secure new providers, which could have a material adverse effect on us.

In addition, we decided to outsource or co-source these functions to third parties primarily to lower our operating expenses and to create a more variable cost structure. However, if the costs related to administration, communication and coordination of these third-party providers are greater than we expect, then we will not realize our anticipated cost savings.

Uncertainties involving the ordering and shipment of, and payment for, our products could materially adversely affect us.

We typically sell our products pursuant to individual purchase orders. We generally do not have long-term supply arrangements with our customers or minimum purchase requirements. Generally, our customers may cancel orders more than 30 days prior to shipment without incurring a significant penalty. We base our inventory levels on customers’ estimates of demand for their products, which may not accurately predict the quantity or type of our products that our consumers will want in the future or ultimately end up purchasing. For example, customers who are concerned about potential supply shortages may “double order” products by ordering more product from us than they ultimately need. Subsequently, these customers could cancel all or a portion of these orders when they realize they have sufficient supply. This behavior would increase our uncertainty regarding demand for our products and could materially adversely affect us. With respect to our graphics products, we do not have any commitment or requirements for minimum product purchases in our sales arrangements with Add-In-Board (AIB) customers, upon whom we rely to manufacture, market and sell our desktop GPUs. Such sales are subject to uncertainty as demand by our AIBs can be unpredictable and is susceptible to price competition. This difficulty may be compounded when we sell to OEMs indirectly through distributors, as our forecasts for demand are then based on estimates provided by multiple parties. Moreover, PC and consumer markets are characterized by short product lifecycles, which can lead to rapid obsolescence and price erosion. In addition, our customers may change their inventory practices on short notice for any reason. We may build inventories during periods of anticipated growth, and the cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize, could result in excess or obsolete inventory, which could result in write-downs of inventory and an adverse effect on profit margins. Factors that may result in excess or obsolete inventory, which could result in write-downs of the value of our inventory, a reduction in average selling prices, and/or a reduction in our gross margin include:

•	a sudden and significant decrease in demand for our products;

•	a higher incidence of inventory obsolescence because of rapidly changing technology and customer requirements;

•	a failure to estimate customer demand properly for our older products as our newer products are introduced; or

•	our competitors taking aggressive pricing actions.

Because market conditions are uncertain, these and other factors could materially adversely affect us.

Our reliance on third-party distributors subjects us to certain risks.

We market and sell our products directly and through third-party distributors pursuant to agreements that can generally be terminated for convenience by either party upon prior notice to the other party. These agreements are non-exclusive and permit our distributors to offer our competitors’ products. Our third party distributors have been a significant factor in our ability to increase sales of our products in certain high growth international markets. We are dependent on our distributors to supplement our direct marketing and sales efforts. If any significant distributor or a substantial number of our distributors terminated their relationship with us or decided to market our competitors’ products over our products, our ability to bring our products to market would be impacted and we would be materially adversely affected.

Additionally, distributors typically maintain an inventory of our products. In most instances, our agreements with distributors protect their inventory of our products against price reductions, as well as provide return rights for any product that we have removed from our price book and that is not more than twelve months older than the manufacturing code date. Some agreements with our distributors also contain standard stock rotation provisions permitting limited levels of product returns. We defer the gross margins on our sales to distributors, resulting from both our deferral of revenue and related product costs, until the applicable products are re-sold by the distributors. However, in the event of an unexpected significant decline in the price of our products, the price protection rights we offer to our distributors would materially adversely affect us because our revenue would decline.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

We maintain operations around the world, including in the United States, Canada, Europe and Asia. For example, all of our wafer fabrication capacity for microprocessors is located in Germany. Nearly all product assembly and final testing of our microprocessor products is performed at manufacturing facilities in China, Malaysia and Singapore. In addition, our graphics and chipset products and products for consumer electronics devices are manufactured, assembled and tested by independent third parties in the Asia-Pacific region and inventory related to those products is stored there. We also have international sales operations and as part of our business strategy, we are continuing to seek expansion of product sales in high growth markets. Our international sales as a percentage of our total consolidated revenue were 89 percent in the third quarter of 2007, 86 percent in the second quarter of 2007 and 71 percent in the third quarter of 2006, and China was one of our largest and fastest growing markets.

The political and economic risks associated with our operations in foreign countries include, without limitation:

•	expropriation;

•	changes in a specific country’s or region’s political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could result in an increase in the cost of components, production delays, general business interruptions, delays from difficulties in obtaining export licenses for certain technology, tariffs and other barriers and restrictions, potentially longer payment cycles, potentially increased taxes, restrictions on the repatriation of funds and the burdens of complying with a variety of foreign laws, any of which could ultimately have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and China was one of our largest and fastest growing markets. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

The occurrence and threat of terrorist attacks and the consequences of sustained military action in the Middle East have in the past, and may in the future, adversely affect demand for our products. Terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales, and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us and also may result in volatility of the market price for our securities.

Unfavorable currency exchange rate fluctuations could adversely affect us.

We have costs, assets and liabilities that are denominated in foreign currencies, primarily the euro, and as a result of our acquisition of ATI, the Canadian dollar. As a consequence, movements in exchange rates could cause our Canadian dollar and euro-denominated expenses to increase as a percentage of revenue, affecting our profitability and cash flows. Recently, the value of the U.S. dollar has fallen significantly, leading to increasingly unfavorable currency exchange rates on foreign denominated exposures. Whenever we believe appropriate, we hedge a portion of our foreign currency exposure to protect against fluctuations in currency exchange rates. We determine our total foreign currency exposure using projections of expenditures for items such as payroll, equipment and materials used in manufacturing. We cannot assure you that these activities will be effective in reducing foreign exchange rate exposure. Failure to do so could have an adverse effect on our business, financial condition, results of operations and cash flow.

In addition, the majority of our product sales are denominated in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the local currency can cause increases or decreases in the cost of our products in the local currency of such customers. An appreciation of the U.S. dollar relative to the local currency could reduce sales of our products.

Our inability to effectively control the sales of our products on the gray market could have a material adverse effect on us.

We market and sell our products directly to OEMs and through authorized third-party distributors. From time to time, our products are diverted from our authorized distribution channels and are sold on the “gray market.” Gray market products entering the market result in shadow inventory that is not visible to us, thus making it difficult to forecast demand accurately. Also, when gray market products enter the market, we and our distribution channel compete with heavily discounted gray market products, which adversely affect demand for our products. In addition, our inability to control gray market activities could result in customer satisfaction issues, because any time products are purchased outside our authorized distribution channel, there is a risk that our customers are buying counterfeit or substandard products, including products that may have been altered, mishandled or damaged, or used products represented as new. Our inability to control sales of our products on the gray market could have a material adverse effect on us.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and nondisclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third party infringement or from misappropriation in the United States and abroad. Any patent licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted thereunder may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property in the United States and abroad, we would be materially adversely affected.

We are party to litigation, including intellectual property litigation, and may become a party to other claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time we are a defendant or plaintiff in various legal actions. For example, our indirect wholly-owned subsidiary ATI is party to a consumer class action, among other litigation matters. Additionally, in November 2006 we received a subpoena for documents and information in connection with the U.S. Department of Justice’s criminal investigation into potential antitrust violations related to graphics processing units and cards. We also sell products to consumers, which could increase our exposure to consumer actions such as product liability claims. Litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim that is successfully asserted against us may cause us to pay substantial damages.

With respect to intellectual property litigation, from time to time, we have been notified, or third parties may bring actions against us, based on allegations that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products or to increase the costs of selling some of our products or could damage our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge such claims. Such challenges could be extremely expensive and time-

consuming and could have a material adverse effect on us. We cannot assure you that litigation related to our intellectual property rights or the intellectual property rights of others can always be avoided or successfully concluded.

Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations, which could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various United States and foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. Although our management systems are designed to maintain compliance, we cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, import/export restrictions, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. We have been named as a responsible party on Superfund clean-up orders for three sites in Sunnyvale, California. Although we have not yet been, we could be named a potentially responsible party at other Superfund or contaminated sites in the future. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union and China are two among a growing number of jurisdictions that have enacted restrictions on the use of lead, among other chemicals, in electronic products. These regulations affect semiconductor packaging, and we continue our work to ensure compliance across product lines. There is a risk that the cost, quality and manufacturing yields of lead-free products may be less favorable compared to lead-based products or that the transition to lead-free products may produce sudden changes in demand, which may result in excess inventory. Other regulatory requirements potentially affecting our manufacturing processes and the design and marketing of our products are in development throughout the world. We have management systems in place to identify and ensure compliance with such requirements and have budgeted for foreseeable associated expenditures. However, we cannot assure you that environmental legal requirements will not become more stringent or costly in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past and future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

All of our wafer fabrication capacity for microprocessors is located in Germany. Nearly all product assembly and final testing of our microprocessor products is performed at manufacturing facilities in China, Malaysia and Singapore. The independent foundries we use to manufacture our graphics and chipset products and products for consumer electronics devices are located in Taiwan. A significant amount of our inventories for our graphics and consumer electronics businesses are stored in Taiwan prior to delivery to customers. Many of our assembly, testing and packaging suppliers for our graphics products are also located in southern Taiwan. On September 22, 1999, Taiwan suffered a major earthquake that measured 7.6 on the Richter scale and disrupted the operations of these manufacturing suppliers and contributed to a temporary shortage of graphics processors. Additional earthquakes, fires or other occurrences that disrupt our manufacturing suppliers may occur in the future. To the extent that the supply from our independent foundries or suppliers is interrupted for a prolonged period of time or terminated for any reason, we may not have sufficient time to replace our supply of products manufactured by those foundries.

Moreover, our corporate headquarters are located near major earthquake fault lines in California. In the event of a major earthquake, or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or business interruptions, any of which could materially adversely affect us.

Our business is subject to potential tax liabilities.

We are subject to income taxes in the United States, Canada and other foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure you that the final determination of any tax audits and litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, there could be a material effect on our cash, income tax provision and net income in the period or periods for which that determination is made.

For example, the Canadian Revenue Agency, or CRA, is in the process of auditing ATI for the years 1999 –2004 with respect to transactions between ATI and its subsidiaries. We could be subject to significant tax liability as well as a loss of certain tax credits and other tax attributes as a result of the CRA audit.

Risks Related to the Notes and Our Common Stock

We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.

As of September 29, 2007 we had consolidated debt of approximately $5.3 billion. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including making scheduled principal and interest payments;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We may not be able to generate sufficient cash to service our debt obligations.

Our ability to make payments on and to refinance our debt, or our guarantees of other parties’ debts, will depend on our financial and operating performance, which may fluctuate significantly from quarter to quarter, and is subject to prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We cannot assure you that we will be able to generate sufficient cash flow or that we will be able to borrow funds in amounts sufficient to enable us to service our debt or to meet our working capital and capital expenditure requirements. If we are not able to generate sufficient cash flow from operations or to borrow sufficient funds to service our debt, we may be required to sell assets or equity, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that we will be able to refinance our debt, sell assets or equity or borrow more funds on terms acceptable to us, if at all.

Our debt instruments impose restrictions on us that may adversely affect our ability to operate our business.

The indenture governing our 7.75% Notes contain various covenants that limit our ability to:

•	incur additional indebtedness, except specified permitted debt;

•	pay dividends and make other restricted payments;

•	make certain investments if a default or an event of default exists, or if specified financial conditions are not satisfied;

•	create or permit certain liens;

•	create or permit restrictions on the ability of certain restricted subsidiaries to pay dividends or make other distributions to us;

•	consolidate, merge or sell assets as an entirety or substantially as an entirety unless specified conditions are met; and

•	enter into specified types of transactions with affiliates.

In addition, the Fab 36 Loan Agreements contain restrictive covenants, including a prohibition on the ability of our German subsidiary, AMD Fab 36 Limited Liability Company & Co. KG, or AMD Fab 36 KG, and its affiliated limited partners to pay us dividends and other payments and also require us to maintain specified financial ratios when group consolidated cash is below specified amounts. Our ability to satisfy these covenants, financial ratios and tests can be affected by events beyond our control. We cannot assure you that we will meet those requirements. A breach of any of these covenants, financial ratios or tests could result in a default under the applicable agreement.

Our loan agreements contain cross-default provisions whereby a default under one agreement would likely result in cross defaults under agreements covering other borrowings. For example, the occurrence of a default with respect to any indebtedness or any failure to repay debt when due in an amount in excess of $50 million would cause a cross default under the indentures governing our 5.75% Notes, 6.00% Notes and 7.75% Notes. The occurrence of a default under any of these borrowing arrangements would permit the applicable lenders or note holders to declare all amounts outstanding under those borrowing arrangements to be immediately due and payable. If the note holders or the trustee under the indentures governing our 5.75% Notes, 6.00% Notes or 7.75% Notes accelerates the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay those borrowings and our other indebtedness.

Although the notes are referred to as “senior notes,” the notes are effectively subordinated in right of payment to our future secured creditors and any liabilities of our subsidiaries.

Holders of our future secured indebtedness and the secured indebtedness of our subsidiaries will have claims that are senior in right of payment to your claims as holders of the notes, to the extent of the value of the assets securing such other indebtedness. The notes are effectively subordinated in right of payment to any secured indebtedness incurred by us. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. The notes are also structurally subordinated in right of payment to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of our subsidiaries.

As of September 29, 2007, we had approximately $4.0 billion of outstanding senior unsecured indebtedness and our subsidiaries had approximately $2.7 billion of outstanding indebtedness and other liabilities, including trade payables. Neither we nor any of our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. We expect from time to time to incur additional indebtedness and other liabilities, which could affect our ability to pay our obligations with respect to the notes.

The market price of the notes could be significantly affected by the market price of our common stock and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to the factors discussed elsewhere in “Risk Factors” and in “Forward-Looking Statements,” among others, many of which are beyond our control.

In the event of a default, we may have insufficient funds to make any payments due on the notes.

Our failure to convert the notes into common stock upon exercise of your conversion right in accordance with the provisions of the indenture pursuant to which the notes are issued would constitute a default under the indenture. In addition, a default under the indenture could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or purchase of securities by us or any of our subsidiaries. In addition, the indenture does not contain covenants or other provisions to afford you protection in the event of a fundamental change involving us except to the extent described under “Description of Notes—Designated Event Permits Holders to Require Us to Purchase Notes” and “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change.”

The conversion rate for notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” Such conversion rates will not be adjusted, however, for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to such conversion rates.

We may not have funds necessary to purchase the notes upon a designated event in cash as required by the indenture governing the notes.

Holders may require us to purchase their notes upon a designated event as described under “Description of Notes—Designated Event Permits Holders to Require Us to Purchase Notes.” A designated event may also constitute an event of default, and result in the effective acceleration of the maturity of our other then existing indebtedness, including under other indentures or other agreements. There can be no assurance that we would have sufficient financial resources, or would be able to arrange financing, to pay the designated event purchase price for the notes tendered by holders in cash. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

Upon the occurrence of a fundamental change, holders have the right to require us to purchase their notes. However, the fundamental change provisions will not afford you protection in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of notes.

The adjustment to the applicable conversion rate for notes converted in connection with a specified corporate transaction that constitutes a fundamental change may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a specified corporate transaction that constitutes a fundamental change occurs, under certain circumstances we will increase the applicable conversion rate by a number of additional shares of our common stock for notes converted in connection with such specified corporate transaction. The increase in the applicable conversion rate will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in, or the price of our common stock over a five trading day period immediately preceding the effective date of, such transaction, as described below under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change.” The adjustment to the applicable conversion rate for notes converted in connection with a fundamental change may not adequately compensate holders for any lost value of their notes as a result of such transaction. In addition, if the price paid for our common stock in, or the price of our common stock over a five trading day period immediately preceding the effective date of, such transaction is greater than $100.00 per share, or if such price is less than $13.42 per share (each such price, subject to adjustment), no adjustment will be made to the applicable conversion rate. In addition, in no event will the additional number of shares of common stock issuable upon conversion as a result of this adjustment exceed 74.5156 per $1,000 principal amount, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the applicable conversion rate in connection with any such fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

We cannot assure you that an active trading market will develop for the notes.

We have not applied for a listing of the notes on any national securities exchange or in any automated dealer quotation system. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure that an active trading market will develop for the notes.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who have previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of our common stock issuable upon conversion of the notes could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

Conversion of the 5.75% Notes and 6.00% Notes may dilute the ownership interest of our existing stockholders.

The conversion of some or all of the 5.75% Notes and 6.00% Notes may dilute the ownership interests of our existing stockholders. Although the capped call transaction that we entered into in connection with the issuance of the 6.00% Notes is expected to reduce potential dilution upon conversion of the 6.00% Notes, the conversion of the 6.00% Notes could still have a dilutive effect on our earnings per share to the extent that the price of our common stock exceeds $42.12, which is the cap price of the capped call. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the anticipated conversion of the 5.75% Notes or 6.00% Notes into cash and shares of our common stock could depress the price of our common stock.

The capped call transaction may affect the value of our common stock.

We entered into a capped call transaction in connection with the issuance of the 6.00% Notes. The capped call transaction is expected to reduce the potential dilution upon conversion of the 6.00% Notes in the event that the market value per share of our common stock, as measured under the terms of the capped call transaction, at the time of exercise is greater than the strike price of the capped call transaction, which corresponds to the initial conversion price of the

6.00% Notes and is subject to certain adjustments similar to those contained in the 6.00% Notes. If, however, the market value per share of our common stock exceeds the cap price of the capped call transaction, as measured under the terms of the capped call transaction, the dilution mitigation under the capped call transaction will be limited, which means that there would be dilution to the extent that the then market value per share of our common stock exceeds the cap price of the capped call transaction. In connection with hedging the capped call transaction, the counterparty or its affiliates: may enter into or unwind various derivatives and/or purchase or sell our common stock in secondary market transactions (and are likely to do so during any observation period related to the conversion of the 6.00% Notes). These activities could have the effect of decreasing the price of our common stock during any observation period related to a conversion of the 6.00% Notes. The counterparty or its affiliates are likely to modify their hedge positions in relation to the capped call transaction from time to time prior to conversion or maturity of the 6.00% Notes by purchasing and selling our common stock, other of our securities, or other instruments they may wish to use in connection with such hedging. In particular, such hedging modifications are likely to occur during any observation period related to a conversion of the 6.00% Notes, which may have a negative effect on the value of the consideration received upon conversion of those 6.00% Notes. In addition, we intend to exercise options we hold under the capped call transaction whenever the 6.00% Notes are converted. In order to unwind its hedge positions with respect to those exercised options, the counterparty or affiliates thereof expect to sell our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during the observation period, if any, for the converted 6.00% Notes. If we elect to cash-settle the capped call transaction, which we are permitted to do, subject to certain conditions, it is likely the counterparty or its affiliates will sell an even greater number of shares. The effect, if any, of any of these transactions and activities on the market price of our common stock or the 6.00% Notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the value of our common stock and the value of the 6.00% Notes.

You may be deemed to have received a taxable distribution without the receipt of any cash.

The conversion rate of the notes will be adjusted in certain circumstances. Certain of these adjustments (including, without limitation, adjustments in respect of distributions of cash to holders of our common stock) will result in deemed distributions to the holders of notes even though they have not received any cash or property as a result of such adjustments. In addition, an adjustment to the conversion rate in connection with a fundamental change may be treated as a deemed distribution. In certain circumstances, the failure to provide for such an adjustment may also result in a deemed distribution to holders of the notes. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. If a holder is a non-U.S. holder (as defined in “Certain United States Federal Income Tax Considerations”), any deemed dividend may be subject to U.S. withholding tax at a 30% rate or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments on the notes (or in certain circumstances, on the common stock). See “Certain United States Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

The forward-looking statements relate to, among other things:

•	our cost reduction efforts;

•	the timing of new product releases;

•	the growth and competitive landscape of the markets in which we participate;

•	our revenues;

•	our capital expenditures;

•	our operating expenses;

•	our depreciation and amortization expense;

•	our acquisition-related charges;

•	our income tax expense;

•	our aggregate contractual obligations;

•	availability of external financing;

•	the adequacy of resources to fund operations and capital expenditures;

•	the timing of manufacturing process technology transitions; and

•	the impact of our acquisition of ATI on us.

The material factors and assumptions that were applied in making these forward-looking statements include, without limitation, the following:

•	the expected rate of market growth and demand for our products and technologies (and the mix thereof);

•	our expected market share;

•	our expected product and manufacturing costs and average selling prices;

•	our overall competitive position and the competitiveness of our current and future products;

•	our ability to introduce new products and effect transitions to more advanced manufacturing process technologies, consistent with our current plans in terms of timing and capital expenditures;

•	our ability to raise sufficient capital on favorable terms; and

•	our ability to make additional investment in research and development and that such opportunities will be available.

The material factors that could cause actual results to differ materially from current expectations include, without limitation, the following:

•	that Intel Corporation’s pricing, marketing and rebating programs, product bundling, standard setting, new product introductions or other activities may negatively impact sales;

•	that our substantial indebtedness could adversely affect our financial position and prevent us from implementing our strategy or fulfilling our contractual obligations;

•	that our cost reduction plans strategy, may not be effective;

•	that we may be unable to raise sufficient capital, on favorable terms or at all;

•

that we may be unable to realize all of the anticipated benefits of our recent acquisition of ATI because, among other things, the revenues, cost savings, growth prospects and any other synergies expected from the transaction may not be fully realized or may take longer to realize than expected;

•	that we may be unable to maintain the level of investment in research and development and capacity that is required to remain competitive;

•	that we may be unable to develop, launch and ramp new products and technologies in the volumes and mix required by the market at mature yields and on a timely basis;

•	that we may be unable to transition to advanced manufacturing process technologies in a timely and effective way, consistent with planned capital expenditures;

•

that there may be unexpected variations in market growth and demand for our products and technologies in light of the product mix that we may have available at any particular time or a decline in demand;

•	that we may be unable to improve the efficiency of our supply chain;

•	that we may be unable to increase or even maintain sales to the distribution channel;

•	that we may be unable to obtain sufficient manufacturing capacity (either in our own facilities or at foundries) or components to meet demand for our products;

•	that we may under-utilize our microprocessor manufacturing facilities; and

•	the effect of political or economic instability, domestically or internationally, on our sales or production.

You are cautioned not to place undue reliance on forward-looking statements, which reflect management’s analysis only. We assume no obligation to update forward-looking statements contained or incorporated by reference in this prospectus.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales.

From the private sale of the notes, we received net proceeds of approximately $1.479 billion after deducting the initial purchaser’s discount and commissions and offering expenses paid by us. We used the net proceeds of the issuance and sale of the notes and available cash to repay in full our obligations under the Credit Agreement with Morgan Stanley Senior Funding Inc. dated October 24, 2006, or the October 2006 Term Loan.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the New York Stock Exchange under the symbol “AMD.” The following table shows, for the periods indicated, the high and low intra-day sales prices on the New York Stock Exchange for our common stock:

	High	Low
Year ended December 25, 2005
First quarter	$22.37	$14.63
Second quarter	18.34	14.08
Third quarter	24.03	16.63
Fourth quarter	30.65	20.22
Year ended December 31, 2006
First quarter	$42.70	$30.16
Second quarter	36.08	23.46
Third quarter	27.90	16.90
Fourth quarter	25.69	19.90
Year ending December 29, 2007
First quarter	$20.63	$12.96
Second quarter	15.95	12.60
Third quarter	15.96	11.27
Fourth quarter (through November 6, 2007)	14.73	12.75

On November 6, 2007, the last sale price for our common stock as reported on the New York Stock Exchange was $13.43 per share. As of November 1, 2007, there were 7,980 holders of record of our common stock.

We have never paid any cash dividends on our common stock and have no present plans to do so. Under the terms of the indenture governing our 7.75% notes, we are limited in our ability to pay cash dividends unless we obtain the written consent of the lenders and bondholders. Specifically, we are prohibited from paying cash dividends if the aggregate amount of dividends and other restricted payments made by us since entering into the indenture would exceed the sum of specified financial measures including 50 percent of consolidated net income as that term is defined in the indenture.

CAPITALIZATION

The following table sets forth our consolidated cash, cash equivalents and marketable securities and capitalization as of September 29, 2007.

You should read this table together with the information under “Use of Proceeds” and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, and contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in our Quarterly Report on Form 10-Q for the quarter ended September 29, 2007, which are incorporated by reference into this prospectus.

As of September 29, 2007
(in millions)
Cash, cash equivalents and marketable securities	$1,528

Total Long-term debt and capital lease obligations, including current portion:
Fab 36 Term Loan	866
7.75% Senior Notes Due 2012	390
6.00% Convertible Senior Notes due 2015	2,200
5.75% Convertible Senior Noted due 2012	1,500
Repurchase obligations to Fab 36 Partners(1)	137
Capital lease obligations(2)	230
Other	12

Total long-term debt and capital lease obligations, including current portion	5,335
Minority interest in consolidated subsidiaries	308
Stockholders’ equity:
Common stock, par value $0.01, 1,500 shares authorized; 561 shares issued; and 555 shares outstanding (3)	6
Capital in excess of par value	5,375
Treasury stock, at cost (7 shares)	(95)
Retained earnings (deficit)	(1,328)
Accumulated other comprehensive income	167

Total stockholders’ equity	4,125

Total Capitalization	9,768

(1)	This represents the amount of silent partnership contributions that our German subsidiaries, AMD Fab 36 Holding GmbH and AMD Fab 36 Admin GmbH, are required to repurchase from the unaffiliated limited partners of AMD Fab 36 KG.
(2)	Includes principal balances only.
(3)	Excludes the following at September 29, 2007: (i) 29 million shares reserved for issuance pursuant to our stock option plans, in addition to 44 million outstanding options to purchase shares (having a weighted average exercise price of $16.61 per share); (ii) 11 million shares underlying outstanding restricted stock units; and (iii) shares issuable upon conversion of the 5.75% Notes and 6.00% Notes. Also excludes an additional six million shares reserved for issuance under our Employee Stock Purchase Plan.

DESCRIPTION OF CERTAIN INDEBTEDNESS

6.00% Convertible Senior Notes due 2015

On April 27, 2007, we issued $2.2 billion aggregate principal amount of 6.00% Convertible Senior Notes due 2015. The 6.00% Notes bear interest at 6.00% per annum. Interest is payable on May 1 and November 1 of each year beginning November 1, 2007 until the maturity date of May 1, 2015. The terms of the 6.00% Notes are governed by an Indenture, dated as of April 27, 2007, by and between us and Wells Fargo Bank, National Association, as Trustee.

Upon the occurrence of certain events described in the Indenture, the 6.00% Notes will be convertible into cash up to the principal amount, and if applicable, into shares of our common stock issuable upon conversion of the 6.00% Notes, or Conversion Shares, in respect of any conversion value above the principal amount, based on an initial conversion rate of 35.6125 shares of common stock per $1,000 principal amount of 6.00% Notes, which is equivalent to an initial conversion price of $28.08 per share. This initial conversion price represents a premium of 100% relative to the last reported sale price of our common stock on April 23, 2007 (the trading date preceding the date of pricing of the 6.00% Notes) of $14.04 per share. The conversion rate will be adjusted for certain anti-dilution events. In addition, the conversion rate will be increased in the case of corporate events that constitute a fundamental change (as defined in the Indenture) of us under certain circumstances. Holders of the 6.00% Notes may require us to repurchase the 6.00% Notes for cash equal to 100% of the principal amount to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change (as defined in the Indenture) or a termination of trading (as defined in the Indenture). Additionally, an event of default (as defined in the Indenture) may result in the acceleration of the maturity of the 6.00% Notes.

The 6.00% Notes rank equally with our existing and future senior debt and are senior to all of our future subordinated debt. The 6.00% Notes rank junior to all of our existing and future senior secured debt to the extent of the collateral securing such debt and are structurally subordinated to all existing and future debt and liabilities of our subsidiaries.

In connection with the issuance and sale of the 6.00% Notes, we also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated April 27, 2007, between us and Morgan Stanley & Co. Incorporated, as representative of the several initial purchasers of the 6.00% Notes, pursuant to which we have agreed to file a shelf registration statement with the Securities and Exchange commission for the resale by holders of the 6.00% Notes and the Conversion Shares, use our reasonable best efforts to cause the registration statement to be declared effective and keep the registration statement effective for the period described in the Registration Rights Agreement. On July 13, 2007, we filed a shelf registration statement that was automatically declared effective. We will file with the SEC a post-effective amendment to the shelf registration statement, prepare and file a supplement to the prospectus, or file a new shelf registration statement on a quarterly basis in order to include any additional selling security holders in the shelf registration statement.

In connection with the issuance of the 6.00% Notes, on April 24, 2007, we purchased the Capped Call. The Capped Call has an initial strike price of $28.08 per share, subject to certain adjustment, which matches the initial conversion price of the 6.00% Notes, and a cap price of $42.12 per share. The Capped Call is intended to reduce the potential common stock dilution to then existing stockholders upon conversion of the 6.00% Notes because the call option allows us to receive shares of common stock from the counterparty generally equal to the number of shares of common stock issuable upon conversion of the 6.00% Notes. We do not anticipate experiencing an increase in the number of shares outstanding from the conversion of the 6.00% Notes unless the price of our common stock appreciates above $42.12 per share. If, however, the market value per share of our common stock, as measured under the terms of the Capped Call, exceeds the cap price of the Capped Call, there would be dilution to the extent that the then market value per share of the common stock exceeds the cap price. We analyzed the Capped Call under EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled In, a Company’s Own Stock, and determined that it meets the criteria for classification as an equity transaction. As a result, we have recorded the purchase of the Capped Call as a reduction in additional paid-in capital and will not recognize subsequent changes in its fair value.

The net proceeds from the offering, after deducting discounts, commissions and offering expenses payable by us, were approximately $2,169 million. We used approximately $182 million of the net proceeds to purchase the Capped Call and applied $500 million of the net proceeds to prepay a portion of the amount outstanding under the October 2006

Term Loan. In connection with this repayment, we recorded a charge of approximately $5 million to write off unamortized debt issuance costs associated with the October 2006 Term Loan repayment.

In September 2007, the FASB exposed for comment a proposed FASB Staff Position (FSP) No. APB 14-a, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (including partial cash settlement). This proposed FSP would change the accounting for certain convertible debt instruments, including our 6.00% Notes. See “Risk Factors—Risks Related to Our Business” under the caption “The accounting method for convertible debt securities with net share settlement, like the 6.00% Notes, will be subject to change.”

We may elect to purchase or otherwise retire our 6.00% Notes with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe the market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

Fab 36 Term Loan and Guarantee and Fab 36 Partnership Agreements

Our 300-millimeter wafer fabrication facility, Fab 36, is located in Dresden, Germany adjacent to our other wafer manufacturing facility, Fab 30. Fab 36 is owned by AMD Fab 36 Limited Liability Company & Co. KG, or AMD Fab 36 KG, a German limited partnership. We control the management of AMD Fab 36 KG through a wholly owned Delaware subsidiary, AMD Fab 36 LLC, which is a general partner of AMD Fab 36 KG. AMD Fab 36 KG is our indirect consolidated subsidiary.

To date, we have provided a significant portion of financing for Fab 36. In addition to our financing, Leipziger Messe GmbH, a nominee of the State of Saxony, Fab 36 Beteiligungs GmbH, an investment consortium arranged by M+W Zander Facility Engineering GmbH, the general contractor for the project, and a consortium of banks have provided financing for the project. Leipziger Messe and Fab 36 Beteiligungs are limited partners in AMD Fab 36 KG. We also receive grants and allowances from federal and state German authorities for the Fab 36 project.

The funding to construct and facilitize Fab 36 consists of:

•

equity contributions from us of $834 million under the partnership agreements which were fully completed as of September 29, 2007, revolving loans from us of up to approximately $1,070 million, and guarantees from us for amounts owed by AMD Fab 36 KG and its affiliates to the lenders and unaffiliated partners;

•	investments of approximately $456 million from Leipziger Messe and Fab 36 Beteiligungs, which were fully completed as of September 29, 2007;

•	loans of approximately $893 million from a consortium of banks, which were fully drawn as of September 29, 2007;

•

up to approximately $774 million of subsidies consisting of grants and allowances, from the Federal Republic of Germany and the State of Saxony, depending on the level of capital investments by AMD Fab 36 KG, of which $541 million of cash has been received as of September 29, 2007; and

•	a loan guarantee from the Federal Republic of Germany and the State of Saxony of 80 percent of the losses sustained by the lenders referenced above after foreclosure on all other security.

We contributed to AMD Fab 36 KG the full amount of equity required under the partnership agreements, and as of September 29, 2007 no principal amount of inter-company revolving loans was outstanding. These amounts have been eliminated in our consolidated financial statements.

On April 21, 2004, AMD Fab 36 KG entered into a Term Loan Facility Agreement among AMD Fab 36 KG, as borrower, and a consortium of banks led by Dresdner Bank AG, as lenders, dated April 21, 2004, which we refer to as the Fab 36 Term Loan, and other related agreements, which we collectively refer to as the Fab 36 Loan Agreements, to finance the purchase of equipment and tools required to operate Fab 36. The consortium of banks agreed to make available up to $893 million in loans to AMD Fab 36 KG upon its achievement of specified milestones, including attainment of “technical completion” at Fab 36, which required certification by the banks’ technical advisor that AMD Fab 36 KG had a wafer fabrication process suitable for high-volume production of advanced microprocessors and had achieved specified levels of average wafer starts per week and average wafer yields, as well as cumulative capital expenditures of approximately $1.35 billion.

On October 13, 2006, we executed an Amendment Agreement dated as of October 10, 2006, which amended the terms of the Fab 36 Term Loan. Under the amended and restated Fab 36 Term Loan, AMD Fab 36 KG had the option to borrow in U.S. dollars as long as our group consolidated cash (which is defined as the sum of our unsecured cash, cash equivalents and short-term investments less the aggregate amount outstanding under any revolving credit facility) was at least $500 million. Moreover, to protect the lenders from currency risks, if our consolidated cash is below $1 billion or our credit rating drops below B3 by Moody’s and B- by Standard & Poor’s, AMD Fab 36 KG will be required to maintain a cash reserve account with deposits equal to 5 percent of the amount of U.S. dollar loans outstanding under the Fab 36 Term Loan and to make balancing payments into this account equal to the difference between (x) the total amount of U.S. dollar loans outstanding under the Fab 36 Term Loan and (y) the U.S dollar equivalent of 700 million euros (as reduced by repayments, prepayments, cancellations, and any outstanding loans denominated in euros).

In October 2006, AMD Fab 36 KG borrowed $645 million in U.S. dollars under the Fab 36 Term Loan (the First Installment). In December 2006, AMD Fab 36 KG borrowed $248 million in U.S. dollars under the Fab 36 Term Loan (the Second Installment). AMD Fab 36 KG has borrowed the full amount available under the Fab 36 Term Loan, and the total amount outstanding under the Fab 36 Term Loan as of September 29, 2007 was $866 million. AMD Fab 36 KG may select an interest period of one, two, or three months or any other period agreed between AMD Fab 36 KG and the lenders. The rate of interest on each installment for the interest period selected is the percentage rate per annum which is the aggregate of the applicable margin, plus LIBOR plus minimum reserve cost if any. As of September 29, 2007, the rate of interest for the First Installment was approximately 7.235 percent and for the Second Installment was approximately 7.075 percent.

The amended and restated Fab 36 Term Loan also sets forth certain covenants applicable to AMD Fab 36 KG. For example, for as long as group consolidated cash is at least $1 billion, our credit rating is at least B3 by Moody’s and B- by Standard & Poor’s, and no event of default has occurred, the only financial covenant that AMD Fab 36 KG is required to comply with is a loan to fixed asset value covenant. Specifically, the loan to fixed asset value (as defined in the agreement) as at the end of any relevant period specified in Column A below cannot exceed the percentage set out opposite such relevant period in Column B below:

Column A (Relevant Period)	Column B (Maximum Percentage of Loan to Fixed Asset Value)
Up to and including December 31, 2008	50 percent
Up to and including December 31, 2009	45 percent
Thereafter	40 percent

As of September 29, 2007, AMD Fab 36 KG was in compliance with this covenant.

If group consolidated cash is less than $1 billion or our credit rating is below B3 by Moody’s or B- by Standard & Poor’s, AMD Fab 36 KG will also be required to maintain minimum cash balances equal to the lesser of 100 million euros or 50 percent of the total outstanding amount under the Fab 36 Term Loan. AMD Fab 36 KG may elect to maintain the minimum cash balance in an equivalent amount of U.S. dollars if group consolidated cash is at least $500 million. If on any scheduled repayment date, our credit rating is Caa2 or lower by Moody’s or CCC or lower by Standard & Poor’s, AMD Fab 36 must increase the minimum cash balances by five percent of the total outstanding amount, and at each subsequent request of Dresdner Bank, by a further five percent of the total outstanding amount until such time as either the credit rating increases to at least Ba3 by Moody’s and BB- by Standard & Poor’s or the minimum cash balances are equal to the total outstanding amounts.

AMD Fab 36 KG pledged substantially all of its current and future assets as security under the Fab 36 Loan Agreements, we pledged our equity interest in AMD Fab 36 Holding and AMD Fab 36 LLC, AMD Fab 36 Holding pledged its equity interest in AMD Fab 36 Admin and its partnership interest in AMD Fab 36 KG and AMD Fab 36 Admin and AMD Fab 36 LLC pledged all of their partnership interests in AMD Fab 36 KG. We guaranteed the obligations of AMD Fab 36 KG to the lenders under the Fab 36 Loan Agreements. We also guaranteed repayment of grants and allowances by AMD Fab 36 KG, should such repayment be required pursuant to the terms of the subsidies provided by the federal and state German authorities.

Pursuant to the terms of the Guarantee Agreement among us, as guarantor, AMD Fab 36 KG, Dresdner Bank AG and Dresdner Bank AG, Niederlassung Luxemburg, we have to comply with specified adjusted tangible net worth and EBITDA financial covenants if the sum of our group consolidated cash declines below the following amounts:

Amount (in millions)	If Moody’s Rating is at least		If Standard and Poor’s Rating is at least

$500	B1 or lower	And	B+ or lower

425	Ba3	And	BB-

400	Ba2	And	BB

350	Ba1	And	BB+

300	Baa3 or better	And	BBB- or better

As of September 29, 2007, group consolidated cash was greater than $500 million and therefore, the preceding financial covenants were not applicable.

If our group consolidated cash declines below the amounts set forth above, we would be required to maintain adjusted tangible net worth, determined as of the last day of each preceding fiscal quarter, of not less than $1,750 million. In addition, if our group consolidated cash declines below the amounts set forth above, we would be required to maintain EBITDA (as defined in the agreement) as of the last day of each preceding fiscal period set forth below in an amount not less than the amount set forth below opposite the date of such preceding fiscal period:

Period	Amount
(in millions)
For the four consecutive fiscal quarters ending December 2005 and for the four fiscal quarter ending on each fiscal quarter thereafter	$850 and $750 on an annualized basis for the two most recent fiscal quarters ending prior to December 31, 2006

Also on April 21, 2004, AMD, AMD Fab 36 KG, AMD Fab 36 LLC, AMD Fab 36 Holding GmbH, a German company and wholly owned subsidiary of AMD that owns substantially all of our limited partnership interest in AMD Fab 36 KG, and AMD Fab 36 Admin GmbH, a German company and wholly owned subsidiary of AMD Fab 36 Holding that owns the remainder of our limited partnership interest in AMD Fab 36 KG, (collectively referred to as the AMD companies) entered into a series of agreements (the partnership agreements) with Leipziger Messe and Fab 36 Beteiligungs relating to the rights and obligations with respect to their limited partner and silent partner contributions in AMD Fab 36 KG. The partnership was established for an indefinite period of time. A partner may terminate its participation in the partnership by giving twelve months advance notice to the other partners. The termination becomes effective at the end of the year following the year during which the notice is given. However, other than for good cause, a partner’s termination will not be effective before December 31, 2015.

The partnership agreements set forth each limited partner’s aggregate capital contribution to AMD Fab 36 KG and the milestones for such contributions. Pursuant to the terms of the partnership agreements, AMD, through AMD Fab 36 Holding and AMD Fab 36 Admin, agreed to provide an aggregate of $834 million, Leipziger Messe agreed to provide an aggregate of $285 million and Fab 36 Beteiligungs agreed to provide an aggregate of $171 million. The capital contributions of Leipziger Messe and Fab 36 Beteiligungs are comprised of limited partnership contributions and silent partnership contributions. These contributions were due at various dates upon the achievement of milestones relating to the construction and operation of Fab 36. All capital contributions have been made in full.

The partnership agreements also specify that the unaffiliated limited partners will receive a guaranteed rate of return of between 11 percent and 13 percent per annum on their total investment depending upon the monthly wafer output of Fab 36. We guaranteed these payments by AMD Fab 36 KG.

In April 2005, we amended the partnership agreements in order to restructure the proportion of Leipziger Messe’s silent partnership and limited partnership contributions. Although the total aggregate amount that Leipziger

Messe has agreed to provide remained unchanged, the portion of its contribution that constitutes limited partnership interests was reduced by $71 million while the portion of its contribution that constitutes silent partnership interests was increased by a corresponding amount. In this report, we refer to this additional silent partnership contribution as the New Silent Partnership Amount.

Pursuant to the terms of the partnership agreements and subject to the prior consent of the Federal Republic of Germany and the State of Saxony, AMD Fab 36 Holding and AMD Fab 36 Admin have a call option over the limited partnership interests held by Leipziger Messe and Fab 36 Beteiligungs, first exercisable three and one-half years after the relevant partner has completed the applicable capital contribution and every three years thereafter. Also, commencing five years after completion of the relevant partner’s capital contribution, Leipziger Messe and Fab 36 Beteiligungs each have the right to sell their limited partnership interest to third parties (other than competitors), subject to a right of first refusal held by AMD Fab 36 Holding and AMD Fab 36 Admin, or to put their limited partnership interest to AMD Fab 36 Holding and AMD Fab 36 Admin. The put option is thereafter exercisable every three years. Leipziger Messe and Fab 36 Beteiligungs also have a put option in the event they are outvoted at AMD Fab 36 KG partners’ meetings with respect to certain specified matters such as increases in the partners’ capital contributions beyond those required by the partnership agreements, investments significantly in excess of the business plan, or certain dispositions of the limited partnership interests of AMD Fab 36 Holding and AMD Fab 36 Admin. The purchase price under the put option is the partner’s capital account balance plus accumulated or accrued profits due to such limited partner. The purchase price under the call option is the same amount, plus a premium of $5 million to Leipziger Messe and a premium of $3 million to Fab 36 Beteiligungs. The right of first refusal price is the lower of the put option price or the price offered by the third party that triggered the right. We guaranteed the payments under the put options.

In addition, AMD Fab 36 Holding and AMD Fab 36 Admin are obligated to repurchase the silent partnership interest of Leipziger Messe’s and Fab 36 Beteiligungs’ contributions over time. This mandatory repurchase obligation does not apply to the New Silent Partnership Amount. Specifically, AMD Fab 36 Holding and AMD Fab 36 Admin are required to repurchase Leipziger Messe’s silent partnership interest of $114 million in annual 25 percent installments commencing in December 2006, and Fab 36 Beteiligungs’ silent partnership interest of $86 million in annual 20 percent installments commencing in October 2005. As of September 29, 2007, AMD Fab 36 Holding and AMD Fab 36 Admin have repurchased $34 million of Fab 36 Beteiligungs’ silent partnership contributions and $29 million of Leipziger Messe’s silent partnership contribution.

Under U.S. generally accepted accounting principles, we initially classified the portion of the silent partnership contribution that is mandatorily redeemable as debt on the consolidated balance sheet at its fair value at the time of issuance because of the mandatory redemption features described in the preceding paragraph. Each accounting period, we increase the carrying value of this debt towards its ultimate redemption value of the silent partnership contributions by the guaranteed annual rate of return of between 11 percent and 13 percent. We record this periodic accretion to redemption value as interest expense.

The limited partnership contributions that AMD Fab 36 KG received from Leipziger Messe and Fab 36 Beteiligungs and the New Silent Partnership Portion described above are not mandatorily redeemable, but rather are subject to redemption outside of the control of AMD Fab 36 Holding and AMD Fab 36 Admin. In consolidation, we initially record these contributions as minority interest, based on their fair value. Each accounting period, we increase the carrying value of this minority interest toward its ultimate redemption value of these contributions by the guaranteed rate of return of between 11 percent and 13 percent. We classify this periodic accretion of redemption value as an additional minority interest allocation. No separate accounting is required for the put and call options because they are not freestanding instruments and not considered derivatives under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

As of September 29, 2007, AMD Fab 36 KG had received $200 million of silent partnership contributions and $257 million of limited partnership contributions, which included a New Silent Partnership Amount of $71 million, from the unaffiliated partners. These contributions were recorded as debt and minority interest, respectively, in the accompanying consolidated balance sheet.

In addition to support from us and the consortium of banks referred to above, the Federal Republic of Germany and the State of Saxony have agreed to support the Fab 36 project in the form of:

•	a loan guarantee equal to 80 percent of the losses sustained by the lenders after foreclosure on all other security; and

•	subsidies consisting of grants and allowances totaling up to approximately $774 million, depending on the level of capital investments by AMD Fab 36 KG.

In connection with the receipt of subsidies for the Fab 36 project, AMD Fab 36 KG is required to attain a certain employee headcount by December 2007 and maintain this headcount through December 2012. We record the subsidies as long-term liabilities on our consolidated balance sheet and amortize them to operations ratably starting from December 2004 through December 2012. Initially, we amortized the grant amounts as a reduction to research and development expenses. Beginning in the first quarter of 2006 when Fab 36 began producing revenue generating products, we started amortizing these amounts as a reduction to cost of sales. For allowances, starting from the first quarter of 2006, we amortize the amounts as a reduction of depreciation expense ratably over the life of the equipment because these allowances are intended to subsidize the capital investments in equipment. Noncompliance with the covenants contained in the subsidy grant documents could result in forfeiture of all or a portion of the future amounts to be received, as well as the repayment of all or a portion of amounts received to date.

As of September 29, 2007, AMD Fab 36 KG received cash allowances of $320 million for capital investments made in 2003 through 2006 as well as cash grants of $221 million for capital investments made in 2003 through 2006 and a prepayment for capital investments in 2007 and the first half of 2008.

The Fab 36 Loan Agreements also require that we:

•	provide funding to AMD Fab 36 KG if cash shortfalls occur, including funding shortfalls in government subsidies resulting from any defaults caused by AMD Fab 36 KG or its affiliates; and

•	guarantee 100 percent of AMD Fab 36 KG’s obligations under the Fab 36 Loan Agreements until the loans are repaid in full.

Under the Fab 36 Loan Agreements, AMD Fab 36 KG, AMD Fab 36 Holding and AMD Fab 36 Admin are generally prevented from paying dividends or making other payments to us. In addition, AMD Fab 36 KG would be in default under the Fab 36 Loan Agreements if we or any of the AMD companies fail to comply with certain obligations thereunder or upon the occurrence of certain events and if, after the occurrence of the event, the lenders determine that their legal or risk position is adversely affected. Circumstances that could result in a default include:

•	our failure to provide loans to AMD Fab 36 KG as required under the Fab 36 Loan Agreements;

•	failure to pay any amount due under the Fab 36 Loan Agreements within five days of the due date;

•

occurrence of any event which the lenders reasonably believe has had or is likely to have a material adverse effect on the business, assets or condition of AMD Fab 36 KG or AMD or their ability to perform under the Fab 36 Loan Agreements;

•	filings or proceedings in bankruptcy or insolvency with respect to us, AMD Fab 36 KG or any limited partner;

•	occurrence of a change in control (as defined in the Fab 36 Loan Agreements) of AMD;

•

AMD Fab 36 KG’s noncompliance with certain affirmative and negative covenants, including restrictions on payment of profits, dividends or other distributions except in limited circumstances and restrictions on incurring additional indebtedness, disposing of assets and repaying subordinated debt; and

•	AMD Fab 36 KG’s noncompliance with certain financial covenants, including loan to fixed asset value ratio and, in certain circumstances, a minimum cash covenant.

In general, any default with respect to other indebtedness of AMD or AMD Fab 36 KG that is not cured, would result in a cross-default under the Fab 36 Loan Agreements.

The occurrence of a default under the Fab 36 Loan Agreements would permit the lenders to accelerate the repayment of all amounts outstanding under the Fab 36 Term Loan. In addition, the occurrence of a default under this agreement could result in a cross-default under the indentures governing our 7.75% Notes, 6.00% Notes and 5.75% Notes. We cannot provide assurance that we would be able to obtain the funds necessary to fulfill these obligations. Any such failure would have a material adverse effect on us.

7.75% Senior Notes Due 2012

On October 29, 2004, we issued $600 million of 7.75% Notes due 2012, or the 7.75% Notes, in a private offering pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. On April 22, 2005, we exchanged these notes for publicly registered notes which have substantially identical terms as the old notes except that the publicly registered notes are registered under the Securities Act of 1933, and, therefore, do not contain legends restricting their transfer. The 7.75% Notes mature on November 1, 2012. Interest on the 7.75% Notes is payable semiannually in arrears on May 1 and November 1, beginning May 1, 2005. Prior to November 1, 2008, we may redeem some or all of the 7.75% Notes at a price equal to 100 percent of the principal amount plus accrued and unpaid interest plus a “make-whole” premium, as defined in the indenture governing the 7.75% Notes. Thereafter, we may redeem the 7.75% Notes for cash at the following specified prices plus accrued and unpaid interest:

Period	Price as Percentage of Period Principal Amount
Beginning on November 1, 2008 through October 31, 2009	103.875 percent
Beginning on November 1, 2009 through October 31, 2010	101.938 percent
Beginning on November 1, 2010 through October 31, 2011	100.000 percent
On November 1, 2011	100.000 percent

Holders have the right to require us to repurchase all or a portion of our 7.75% Notes in the event that we undergo a change of control, as defined in the indenture governing the 7.75% Notes at a repurchase price of 101 percent of the principal amount plus accrued and unpaid interest.

The indenture governing the 7.75% Notes contains certain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries, which include all of our subsidiaries from:

•	incurring additional indebtedness;

•	paying dividends and making other restricted payments;

•	making certain investments, including investments in our unrestricted subsidiaries;

•	creating or permitting certain liens;

•	creating or permitting restrictions on the ability of the restricted subsidiaries to pay dividends or make other distributions to us;

•	using the proceeds from sales of assets;

•	entering into certain types of transactions with affiliates; and

•	consolidating, merging or selling our assets as an entirety or substantially as an entirety.

In February 2006, we redeemed 35 percent (or $210 million) of the aggregate principal amount outstanding of the 7.75% Notes. The holders of the 7.75% Notes received 107.75 percent of the principal amount of the 7.75% Notes plus accrued interest.

We may elect to purchase or otherwise retire the remaining principal outstanding under our 7.75% Notes with cash, stock or other assets from time to time in open market or privately negotiated transactions, either directly or through intermediaries, or by tender offer, when we believe the market conditions are favorable to do so. Such purchases may have a material effect on our liquidity, financial condition and results of operations.

DESCRIPTION OF NOTES

We issued the notes under an indenture dated as of August 14, 2007 (the “indenture”) between us and Wells Fargo Bank, National Association, as trustee (the “trustee”). The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). You may request a copy of the indenture from us.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement, and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes, the indenture and the registration rights agreement, including the definitions of certain terms used in the indenture and the registration rights agreement. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.

For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to AMD and not to its subsidiaries.

General

The notes:

•	are

•	our general unsecured obligations;

•	equal in right of payment with any other senior unsecured indebtedness of ours;

•	senior in right of payment to all of our existing and future subordinated indebtedness;

•	effectively subordinated to all of our present or future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

•	structurally subordinated to the claims of our subsidiaries’ creditors, including trade creditors;

•	are limited to an aggregate principal amount of $1.50 billion except as set forth below;

•	mature on August 15, 2012, unless earlier converted or repurchased;

•	are issued without interest coupons, in denominations of $1,000 and integral multiples of $1,000;

•	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form; and

•	are eligible for trading in The PORTAL Market.

As of September 29, 2007 , we had:

•	$4.0 billion of senior unsecured indebtedness outstanding, which indebtedness is equal in right of payment to the notes; and

•	no subordinated indebtedness.

In addition, our subsidiaries had indebtedness and other liabilities (including trade and other payables but excluding intercompany indebtedness) outstanding in an amount of $2.7 billion structurally senior to the notes. The indenture for the notes does not restrict us or our subsidiaries from incurring additional debt or other liabilities. Our subsidiaries will not guarantee any of our obligations under the notes.

The notes may be converted at any time prior to the close of business on the business day immediately preceding August 15, 2012 into shares of our common stock at an initial conversion rate equal to 49.6771 shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $20.13 per share of our common stock), subject to adjustment as described under “—Conversion Rights—Conversion Rate Adjustments” below. You will not receive any separate cash payment for interest or additional interest, if any, accrued and unpaid to the conversion date except under the limited circumstances described below.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. Other than restrictions described under “—Designated Event Permits Holders to Require Us to

Purchase Notes” and “—Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “—Conversion Rights—Conversion Rate Adjustments—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders. No sinking fund is provided for the notes.

The notes are issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in prospectus to refer to each $1,000 principal amount of notes.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time purchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us in Minneapolis, MN. We have initially designated a corporate trust office of the trustee as our paying agent and registrar and its agency in Wells Fargo Bank, N.A., 608 2nd Avenue South, 12th Floor, Minneapolis, MN 55479, as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest (including any additional interest) on certificated notes will be payable (i) to holders having an aggregate principal amount of $5.0 million or less, by check mailed to the holders of these notes and (ii) to holders having an aggregate principal amount of more than $5.0 million, either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of, and interest (including any additional interest) on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global notes.

Transfer and Exchange

A holder of notes may transfer or exchange notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture. We are not required to transfer or exchange any note surrendered for conversion.

Interest

The notes bear interest at a rate of 5.75% per year from August 14, 2007, or from the most recent date to which interest has been paid or duly provided for. Interest is payable semiannually in arrears on February 15 and August 15 of each year, beginning February 15, 2008.

Interest is paid to the person in whose name a note is registered at the close of business on February 1 or August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date (other than an interest payment date coinciding with the stated maturity date or required designated event purchase date) of a note falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day. If the stated maturity date or required designated event purchase date would fall on a day that is not a business day, the required payment of interest (including any additional interest), if any, and principal, will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the stated maturity date or required designated event purchase date to such next succeeding business day. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is closed.

Conversion Rights

General

Holders may convert their notes, in whole or in part, at any time prior to the close of business on the business day immediately preceding the maturity date of the notes, into shares of our common stock at an initial conversion rate equal to 49.6771 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which is based upon an initial conversion price of approximately $20.13 per share. Holders may convert notes in part so long as such part is $1,000 principal amount or a multiple of $1,000. We will not issue fractional shares of common stock upon conversion of the notes. Instead, we will pay the cash value of such fractional shares based upon the last reported sale price of our common stock on the trading day immediately preceding the conversion date.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price per share of our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms, which may include the initial purchaser, selected by us for this purpose.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. The conversion price at any given time will be computed by dividing $1,000 by the applicable conversion rate at such time. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Upon conversion, holders will not receive any separate cash payment for accrued and unpaid interest (including any additional interest) unless such conversion occurs between a regular record date and the interest payment date to which it relates. Our settlement of conversions as described below under “—Conversion Procedures and Conversion Settlement” will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued and unpaid interest (including any additional interest) to, but not including, the conversion date.

As a result, accrued and unpaid interest (including any additional interest) to, but not including, the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest (including any additional interest) payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest (including any additional interest) payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a designated event purchase date (as defined below) that is after a record date and on or prior to the corresponding interest payment date;

•	in respect of any conversion that occurs after the record date immediately preceding the stated maturity date; or

•	to the extent of any overdue interest (including any additional interest), if any overdue interest exists at the time of conversion with respect to such notes.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Conversion Procedures and Conversion Settlement

To convert their notes into shares of our common stock, holders must do the following:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver such notice to the conversion agent, which will initially be the trustee;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date holders comply with these requirements will be the conversion date under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. If a holder’s interest is a beneficial interest in a global note, in order to convert, a holder must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

If holders have already delivered a designated event purchase notice with respect to a note, as described below, holders may convert that note only if they withdraw the notice in accordance with the indenture. See “Designated Event Permits Holders to Require Us to Purchase Notes.”

Upon any conversion of notes, for each $1,000 principal amount of notes, we will deliver to holders through the conversion agent, on or prior to the third business day immediately following the relevant conversion date, a number of shares of our common stock equal to the then-applicable conversion rate. We will deliver any shares due upon conversion of a global note in accordance with DTC’s customary practices.

By delivering to holders the full number of shares issuable upon conversion, together with a cash payment in lieu of any fractional shares, we will satisfy our obligations with respect to the notes. That is, accrued interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for any accrued interest. For a discussion of your tax treatment upon receipt of any shares of our common stock upon conversion, see “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders— Conversion of the Notes” and “Certain United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Conversion of the Notes.”

Conversion Rate Adjustments

The conversion rate will be adjusted as described below, except that we will not make any adjustments to the conversion rate if holders of the notes participate, as a result of holding the notes, in any of the transactions described below without having to convert their notes.

Adjustment Events

(1) If we issue shares of our common stock as a dividend or distribution to all or substantially all holders of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1	CR0 ×	OS1

=	OS6

where,

CR0 = the conversion rate in effect immediately prior to the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be;

CR1 = the conversion rate in effect immediately after the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the record date for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS1 = the number of shares of our common stock outstanding immediately after such dividend or distribution or the effective date of such share split or combination, as the case may be.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 calendar days to subscribe for or purchase shares of our common stock, at a price per share less than the last reported sale price of a share of our common stock on the business day immediately preceding the date of announcement of such issuance, the conversion rate will be adjusted based on the following formula (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

CR1 = CR0 ×	OS0 + X

OS0 + Y

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR1 = the conversion rate in effect immediately after the record date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the record date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the 10 consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions and rights or warrants referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this paragraph (3);

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0

SP0 – FMV

where,

CR0 = the conversion rate in effect immediately prior to the record date for such distribution;

CR1 = the conversion rate in effect immediately after the record date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the business day immediately preceding the “ex-date” relating to such distribution; and

FMV = the fair market value (as determined by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the record date relating to such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock in shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off will be increased based on the following formula:

CR1 =	CR0 ×	FMV0 + MP0

..........		MP0

where,

CR0 = the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off;

CR1 = the conversion rate in effect immediately after 5:00 p.m., New York City time, on the 10th trading day immediately following, and including, the effective date of the spin-off;

FMV0 = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first 10 consecutive trading-day period immediately following, and including, the effective date of the spin-off; and

MP0 = the average of the last reported sale prices of our common stock over the first 10 consecutive trading-day period after the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur immediately after 5:00 p.m., New York City time, on the tenth trading day from, and including, the effective date of the spin-off; provided that in respect of any conversion within the ten trading days following the effective date of any spin-off, references within this paragraph (3) to ten trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.

(4) If we pay any cash dividend or distribution to all or substantially all holders of our common stock, the conversion rate will be adjusted based on the following formula:

CR1 =	CR0 ×	SP0

..........		SP0 – C

where,

CR0	= the conversion rate in effect immediately prior to the record date for such dividend or distribution;

CR1	= the conversion rate in effect immediately after the record date for such dividend or distribution;

SP0	= the last reported sale price of our common stock on the trading day immediately preceding the “ex-date” relating to such dividend or distribution; and

C	= the amount in cash per share we dividend or distribute to holders of our common stock.

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR1 =	CR0 ×	AC + (SP1 × OS1 )

..........		OS0 × SP1

where,

CR0 = the conversion rate in effect on the trading day next succeeding the date such tender or exchange offer expires;

CR1 = the conversion rate in effect immediately after the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the trading day next succeeding the date such tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the trading day next succeeding the date such tender or exchange offer expires; and

SP1 = the last reported sale price of our common stock on the trading day next succeeding the date such tender or exchange offer expires.

If the application of the foregoing formulas would result in a decrease in the conversion rate (other than as a result of a share combination), no adjustment to the conversion rate will be made.

As used in this section, “ex-date” means the first date on which the shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question.

As used in this section, “record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of our common stock have the right to receive any cash, securities or other property or in which our common stock (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by our board of directors, statute, contract or otherwise).

“Trading day” means a day during which trading in our common stock generally occurs. If our common stock (or other security for which a closing sale price must be determined) is not listed for trading on a U.S. national or regional securities exchange on the relevant date, “trading day” means a “business day.”

Except as stated herein, we will not adjust the conversion rate for the issuance of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

Events that Will Not Result in Adjustments. The applicable conversion rate will not be adjusted:

•

upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•

upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•

upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share. We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1% upon conversion, a designated event, fundamental change or maturity.

Effect of Reclassification, Consolidation, Merger or Sale.

In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, holders will be entitled thereafter to convert their notes into the kind and amount of cash, securities or other property that holders would have received if they had converted their note immediately before such transaction or event.

For purposes of the foregoing, the type and amount of consideration that a holder of our common stock would have been entitled to in the case of reclassifications, consolidations, mergers, sales or conveyances of property or assets or other transactions that cause our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election) will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common stock that affirmatively make such an election.

Treatment of Rights.    To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to shares of our common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Tax Effect.    A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax (including backup withholding taxes or withholding taxes on payment to foreign persons) as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain United States Federal Income Tax Considerations.” Because this deferred income would not give rise to any cash from which any applicable withholding tax could be satisfied, if we pay withholding taxes (including backup withholding taxes) on behalf of a holder, we may, at our option, set-off such payments against payments of cash and common stock, if any, on the notes.

Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change

If holders elect to convert their notes at any time on or after the 30th business day prior to the anticipated effective date of a “fundamental change” as defined below until the related designated event purchase date, the conversion rate will be increased by an additional number of shares of common stock (the “additional shares”) as described below. If the conversion date in connection with which holders are entitled to receive additional shares occurs prior to the effective date of the relevant fundamental change, we will deliver the additional shares due to holders on the third business day immediately following the effective date of such fundamental change. If, however, such conversion date occurs on or after the effective date of the relevant fundamental change, we will deliver the additional shares due to holders on the third business day immediately following such conversion date. We will notify holders of the occurrence of any such fundamental change and issue a press release no later than 30 business days prior to the anticipated effective date of such transaction.

The number of additional shares by which the conversion rate will be increased will be determined by reference to the tables below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the fundamental change. If holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date of the fundamental change.

The stock prices set forth in the first row of each table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the hypothetical stock price and the number of additional shares to be received per $1,000 principal amount of notes:

	Stock Price
Effective Date	$13.42	$17.50	$20.13	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
August 14, 2007	24.8385	18.4955	14.8972	10.6426	8.0182	6.3155	5.1391	4.2861	3.6435	2.7470	2.1563	1.7396	1.4312	1.1946
August 15, 2008	24.8385	17.3868	13.7435	9.5338	7.0176	5.4319	4.3639	3.6063	3.0452	2.2791	1.7830	1.4370	1.1823	0.9872
August 15, 2009	24.8385	15.9109	12.2117	8.0785	5.7235	4.3070	3.3921	2.7657	2.3152	1.7171	1.3410	1.0820	0.8924	0.7474
August 15, 2010	24.8385	14.0238	10.2098	6.1733	4.0594	2.8934	2.1980	1.7533	1.4506	1.0700	0.8395	0.6827	0.5674	0.4782
August 15, 2011	24.8385	11.4097	7.3243	3.4612	1.8138	1.0973	0.7600	0.5837	0.4800	0.3618	0.2913	0.2415	0.2035	0.1731
August 15, 2012	24.8385	7.4658	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $100.00 per share (subject to adjustment), no additional shares will be issued upon conversion.

•	If the stock price is less than $13.42 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the additional number of shares of common stock issuable upon conversion exceed 74.5156 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

In addition, if holders convert their notes prior to the effective date of any fundamental change, and the fundamental change does not occur, they will not be entitled to an increased conversion rate in connection with such conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

Designated Event Permits Holders to Require Us to Purchase Notes

If a designated event (as defined below in this section) occurs at any time, holders will have the right, at their option, to require us to purchase any or all of their notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the “designated event purchase date”) of our choosing that is not less than 20 nor more than 35 days after the date of our notice of the designated event. The price (the “designated event purchase price”) we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including any additional interest) to but excluding the designated event purchase date; provided, however, that if a designated event purchase date falls after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of accrued and unpaid interest, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date, which may or may not be the same person to whom we will pay the designated event purchase price and the designated event purchase price will be 100% of the principal amount of the notes to be purchased. Any notes purchased by us will be paid for in cash.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which more than 50% of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not at least 90% shares of common stock, or depositary receipts representing such shares, that are:

•	listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange; or

•

approved, or immediately after the transaction or event will be approved, for quotation on a United States system of automated dissemination of quotations of securities prices similar to the NASDAQ Global Select Market prior to its designation as a national securities exchange.

A “termination of trading” will be deemed to have occurred if our common stock is neither listed for trading on a U.S. national securities exchange nor approved for quotation on a U.S. system of automated dissemination of quotations of securities prices similar to the NASDAQ Global Select Market prior to its designation as a national securities exchange.

On or before the 10th day after the occurrence of a designated event, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the designated event and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a designated event and whether such designated event also constitutes a fundamental change;

•	the date of the designated event;

•	the last date on which a holder may exercise the purchase right;

•	the designated event purchase price;

•	the designated event purchase date;

•	the name and address of the paying agent and the conversion agent, if applicable;

•	the applicable conversion rate and any adjustments to the applicable conversion rate (including the number of additional shares, if any, in the case of a fundamental change);

•

that the notes with respect to which a designated event change purchase notice has been delivered by a holder may be converted only if the holder withdraws the designated event purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, holders must deliver, on or before the designated event purchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Designated Event Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Their purchase notice must state:

•	if certificated, the certificate numbers of their notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the designated event purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, their notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the designated event purchase date. Holders will receive payment of the designated event purchase price promptly following the later of the designated event purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the designated event purchase price of the notes on the business day following the designated event purchase date, then:

•

the notes will cease to be outstanding and interest (including any additional interest) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•

all other rights of the holder will terminate (other than the right to receive the designated event purchase price, and previously accrued and unpaid interest (including any additional interest) upon delivery or transfer of the notes).

The purchase rights of the holders could discourage a potential acquirer of us. The designated event purchase price feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The terms designated event and fundamental change are limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a designated event may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a designated event were to occur, we may not have enough funds to pay the designated event purchase price. See “Risk Factors—Risks Related to the Notes and Our Common Stock” under the caption “We may not have the ability to raise the funds necessary to purchase the notes upon a designated event, as required by the indenture governing the notes.” If we fail to purchase the notes when required following a designated event, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Certain of our debt agreements may limit our ability to purchase notes. See “Risk Factors—Risks Related to the Notes and Our Common Stock—We have a substantial amount of indebtedness that could adversely affect our financial position and prevent us from fulfilling our obligations under the notes.”

No notes may be purchased at the option of holders upon a designated event if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the designated event purchase price of the notes.

Exchange in Lieu of Conversion

When a holder surrenders notes for conversion, we may direct the conversion agent to surrender, on or prior to the third business day immediately following the relevant conversion date, such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver on the third business day immediately following the relevant conversion date, in exchange for each $1,000 principal amount of notes, a number of shares of our common stock equal to the then applicable conversion rate. By the close of business on the second business day immediately preceding the conversion date for any conversion, we will notify the holder surrendering notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion.

If the designated institution accepts any such notes, it will deliver on the third business day immediately following the relevant conversion date, in exchange for each $1,000 principal amount of notes, a number of shares of our common stock equal to then applicable conversion rate to the conversion agent, and the conversion agent will deliver those shares to holders. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the shares of our common stock due upon conversion, or if such designated financial institution does not accept the notes for exchange, we will, no later than the fourth business day immediately following the relevant conversion date, convert the notes into shares of our common stock, as described above under “—Conversion Rights—Conversion Procedures and Conversion Settlement.”

Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated institution for or with respect to such designation.

Optional Redemption by AMD

The notes may not be redeemed prior to maturity.

Consolidation, Merger and Sale of Assets

The indenture provides that we shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, another person, unless (i) the resulting, surviving or transferee person (if not us) is a person organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, and such entity (if not us) expressly assumes by supplemental indenture all our obligations under the notes, the indenture and, to the extent then still operative, the registration rights agreement; and (ii) immediately after giving effect to such transaction, no default has occurred and is continuing under the indenture. Upon any such consolidation, merger, conveyance or transfer, the resulting, surviving or transferee person shall succeed to, and may exercise every right and power of, us under the indenture.

Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Reports

The indenture governing the notes provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be delivered to the trustee within 30 days after the same is required to be filed with the Securities and Exchange Commission.

In addition, we agree that, if at any time we are not required to file with the SEC the reports required by the preceding paragraph, we will furnish to the holders of notes or the shares of our common stock issued upon conversion thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act and take such further action as any such holder may reasonably request, all to the extent required from time to time to enable such holder to sell its notes or common stock without registration under the Securities Act within the limitation of the exemption provided by Rule 144A, as such rule may be amended from time to time.

Events of Default

Each of the following is an event of default:

(1) default in any payment of interest (including any additional interest) on any note when due and payable and the default continues for a period of 30 days;

(2) default in the payment of principal of any note when due and payable at its stated maturity, upon required purchase, upon declaration or otherwise;

(3) failure by us to comply with our obligation to convert the notes in accordance with the indenture, upon exercise of a holder’s conversion right;

(4) failure by us to comply with our obligations under “—Consolidation, Merger and Sale of Assets”;

(5) failure by us to issue a designated event notice when due;

(6) failure by us for 60 days after written notice from the trustee or the holders of at least 25% in principal amount of the notes then outstanding has been received to comply with any of our other agreements contained in the notes or indenture;

(7) default by us or any of our majority-owned subsidiaries in the payment of the principal or interest on any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced any debt for money borrowed in excess of $50 million in the aggregate of us and/or any majority-owned subsidiary, whether such debt now exists or shall hereafter be created, which default results in such debt becoming or being declared due and payable, and such acceleration shall not have been rescinded or annulled within 60 days after written notice of such acceleration has been received by us or such subsidiary;

(8) any judgment or judgments for the payment of money in an aggregate amount in excess of $50 million (or its foreign currency equivalent at the time) that shall be rendered against us or any of our majority-owned subsidiaries and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; or

(9) certain events of bankruptcy, insolvency, or reorganization of us or any of our significant subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the SEC as in effect on the original date of issuance of the notes) (the “bankruptcy provisions”).

If an event of default occurs and is continuing, the trustee by notice to us, or the holders of at least 25% in principal amount of the outstanding notes by notice to us and the trustee, may, and the trustee at the request of such holders shall, declare 100% of the principal of and accrued and unpaid interest on all the notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. However, upon an event of default arising out of the bankruptcy provisions, the aggregate principal amount and accrued and unpaid interest will be due and payable immediately.

Notwithstanding the foregoing, the indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described above in “—Reports,” will for the first 60 days after the occurrence of such an event of default consist exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes. The extension fee will be in addition to any additional interest that may accrue as a result of a registration default as described below under the caption “—Registration Rights.” If we so elect, such extension fee will be payable on all outstanding notes on or before the date on which such event of default first occurs. On the 61st day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 61st day), the notes will be subject to acceleration as provided above. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the additional interest in accordance with this paragraph, the notes will be subject to acceleration as provided above.

In order to elect to pay the extension fee as the sole remedy during the first 60 days after the occurrence of an event of default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must (i) notify all holders of notes and the trustee and paying agent of such election and (ii) pay such extension fee on or before the close of business on the date on which such event of default occurs. Upon our failure to timely give such notice or pay the extension fee, the notes will be subject to acceleration as provided above.

The holders of a majority in principal amount of the outstanding notes may waive all past defaults (except with respect to (i) nonpayment of principal or interest, including any additional interest, (ii) the failure to timely deliver the full number of shares of our common stock due upon conversion) or (iii) any default with respect to a provision that, as set forth in “Modification and Amendment” below, cannot be modified without the consent of each holder of an outstanding note affected and rescind any such acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than the nonpayment of the principal of and interest (including any additional interest) on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an event of default is continuing;

(2) holders of at least 25% in principal amount of the outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that in the event an event of default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of its own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of or interest on any note or a failure to timely deliver the full number of shares of our common stock due upon conversion, the trustee may withhold notice if and so long as a committee of trust officers of the trustee in good faith determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year. We are also required to deliver to the trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain defaults, their status and what action we are taking or propose to take in respect thereof.

Modification and Amendment

Subject to certain exceptions, the indenture or the notes may be amended with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

(1) reduce the amount of notes whose holders must consent to an amendment;

(2) reduce the rate, or extend the stated time for payment, of interest on any note;

(3) reduce the principal, or extend the stated maturity, of any note;

(4) make any change that adversely affects the conversion rights of any notes;

(5) reduce the designated event purchase price of any note or amend or modify in any manner adverse to the holders of notes our obligation to make such payments, whether through an amendment or waiver of provisions in the covenants, definitions or otherwise;

(6) change the place or currency of payment of principal or interest in respect of any note;

(7) impair the right of any holder to receive payment of principal of and interest (including any additional interest) on such holder’s notes on or after the due dates therefore or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

(8) make any change in the amendment or waiver provisions which require each holder’s consent.

Without the consent of any holder, we and the trustee may amend the indenture to:

(1) cure any ambiguity, omission, defect or inconsistency or conform the indenture to the description of notes contained in this prospectus;

(2) provide for the assumption by a successor corporation, partnership, trust or limited liability company of our obligations under the indenture;

(3) provide for uncertificated notes in addition to or in place of certificated notes (provided that uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

(4) add guarantees with respect to the notes;

(5) secure the notes;

(6) add to our covenants for the benefit of the holders or surrender any right or power conferred upon us;

(7) make any change that does not materially adversely affect the rights of any holder; or

(8) comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.

The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee or delivering to the holders, as applicable, after the notes have become due and payable, whether at stated maturity, or any purchase date, or upon conversion or otherwise, shares of common stock, together with any cash payment in lieu of any fractional share sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, accrued interest payable on the notes and the conversion rate of the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

Wells Fargo Bank, National Association is the trustee, security registrar, paying agent and conversion agent.

Form, Denomination and Registration

The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and multiples of $1,000.

Global Note, Book-Entry Form

Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC, whom we refer to as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that some persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or some banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, who we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

We will pay interest on the purchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or designated event purchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

We have been informed that DTC’s practice is to credit participants’ accounts upon receipt of funds on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

Information Concerning the Trustee; Reports by AMD

We appointed Wells Fargo Bank, National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in some cases or to realize on some property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

In the indenture, we have agreed to file with the trustee and transmit to holders of the notes such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the time and in the manner required by such Act.

Governing Law

The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 1,500,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, $.10 par value per share. As of November 1, 2007, 554,571,779 shares of common stock were issued and outstanding. There are no shares of preferred stock issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of certain of our borrowing arrangements restrict our ability to declare or pay dividends on our common stock in certain circumstances. Upon liquidation or dissolution of the company subject to prior liquidation rights of the holders of preferred stock, the holders of common stock are entitled to receive on a pro rata basis the remaining assets of the company available for distribution. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of AMD without further action by the stockholders.

SELLING SECURITY HOLDERS

On August 9, 2007, we issued all of the notes to Lehman Brothers Inc. The initial purchaser then resold the notes to persons reasonably believed by the initial purchaser to be qualified institutional buyers in reliance on Rule 144A of the Securities Act. Based on representations made to us by the selling security holders, we believe that the selling security holders purchased the notes in the ordinary course of business and that at the time of the purchase of the notes, such selling security holders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the notes were issued as “restricted securities” under the Securities Act. Selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock issuable upon conversion of the notes.

The following table sets forth information, as of November 7, 2007, with respect to the selling security holders and the principal amounts of notes beneficially owned by each selling security holder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling security holders. The selling security holders may offer all, some or none of the notes or the common stock issuable upon conversion of the notes. The selling security holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling security holder is based on 554,642,636 shares of common stock outstanding on November 1, 2007. The number of shares of common stock issuable upon conversion of the notes offered hereby is based on a conversion price of $20.13 per share and a cash payment in lieu of any fractional share.

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby($)	Percentage of Notes Outstanding	Shares of Common Stock Owned Prior to the Offering(1)	Convertible Shares Offered Hereby(2)	Percentage of Common Stock Outstanding(3)
Acuity Master Fund(8)	1,300,000	*	64,580	64,580	*

Alexandra Global Master Fund Ltd.(9)	15,000,000	1.0%	745,156	745,156	*

Allstate Insurance Company(4)(6)	13,200,000	*	673,337	655,737	*

CALAMOS Global Dynamic Income Fund(7)(10)	2,000,000	*	99,354	99,354	*

Canadian Imperial Holdings, Inc.(4)(11)	10,000,000	*	700,305	496,770	*

Canyon Capital Arbitrage Master Fund, Ltd.(4)(12)	3,500,000	*	173,869	173,869	*

Canyon Value Realization Fund, L.P.(4)(13)	1,450,000	*	72,031	72,031	*

Canyon Value Realization MAC 18, Ltd.(4)(12)	250,000	*	12,419	12,419	*

CBARB, a segregated account of Geode Capital Master Fund, Ltd.(14)	5,500,000	*	273,224	273,224	*

Citadel Equity Fund, Ltd.(4)(15)	150,000,000	10.0%	7,451,564	7,451,564	1.33	%*

Citigroup Global Markets Inc.(5)(6)(7)	6,500,000	*	322,901	322,901	*

Credit Suisse Securities (USA) LLC(5)(16)	9,000,000	*	447,093	447,093	*

Forest Global Convertible Master Fund L.P.(17)	9,592,000	*	476,502	476,502	*

Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio(17)	630,000	*	31,296	31,296	*

HFR CA Global Opportunity Master Trust(17)	3,709,000	*	184,252	184,252	*

HFR RVA Select Performance Master Trust(17)	1,020,000	*	50,670	50,670	*

Jabcap Multi Strategy Master Fund Limited(18)	16,200,000	1.08%	804,769	804,769	*

Name	Principal Amount of Notes Beneficially Owned and Offered Hereby($)	Percentage of Notes Outstanding	Shares of Common Stock Owned Prior to the Offering(1)	Convertible Shares Offered Hereby(2)	Percentage of Common Stock Outstanding(3)

J-Invest Ltd.(18)	3,800,000	*	188,772	188,772	*

Lehman Brothers Inc.(5)(6)(7)	224,000,000	14.93%	11,127,670	11,127,670	1.97%*

LLT Limited(17)	1,419,000	*	70,491	70,491	*

Lyxor/Acuity Fund Ltd.(6)(7)	1,300,000	*	64,580	64,580	*

Lyxor/Canyon Capital Arbitrage Fund, Ltd.(4)(12)	1,000,000	*	49,677	49,677	*

Lyxor/Forest Fund Limited(17)	16,630,000	1.11%	826,130	826,130	*

Nuveen Multi-Strategy Income & Growth Fund(19)	500,000	*	24,838	24,838	*

Nuveen Multi-Strategy Income & Growth Fund #2(19)	700,000	*	34,773	34,773	*

Satellite Convertible Arbitrage Master Fund LLC(20)	7,500,000	*	372,578	372,578	*

Tempo Master Fund L.P.(21)	25,000,000	1.67%	1,241,927	1,241,927	*

The Canyon Value Realization Fund (Cayman), Ltd.(4)(12)	3,800,000	*	188,772	188,772	*

Vicis Capital Master Fund(22)	10,000,000	*	496,770	496,770	*

Any other holder of notes or future transferee, pledge, donee or successor of any holder(23)	955,500,000	63.7%	47,687,603	47,466,468	8.6%

Total(24)	1,500,000,000	100%	74,536,783	74,515,648	13.4%

*	Less than one percent of the notes or common stock outstanding, as applicable.
(1)	Includes shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at a conversion price of $20.13 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights” in the Prospectus.
(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming conversion of all of the holder’s notes into shares of common stock at a conversion price of $20.13 per share and a cash payment in lieu of any fractional share interest. The conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights” in the Prospectus.
(3)	Calculated based on Rule 13d-3(d)(1)(i) under the Exchange Act using 554,642,636 shares of common stock outstanding on November 1, 2007. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(4)	Selling security holder is an affiliate of a broker-dealer.
(5)	Selling security holder is a registered broker-dealer and may be deemed to be an underwriter.
(6)	Selling security holder is a publicly held entity or a subsidiary of a publicly held entity.
(7)	Selling security holder is an investment company, or a subsidiary of an investment company, registered under the Investment Company Act of 1940, as amended.
(8)	David Hams and Howard Needle have the power to direct the voting or disposition of the securities held by Acuity Master Fund.
(9)	Mikhail FIlimonov has the power to direct the voting or disposition of the securities held by Alexandra Global Master Fund Ltd.
(10)	Nick Calamos CIO and Calamos Advisors LLC have the power to direct the voting or disposition of the securities held by CALAMOS Global Dynamic Income Fund.
(11)	Joseph Venn, Sybi Czeneszew and Andrew Henry have the power to direct the voting or disposition of the securities held by Canadian Imperial Holdings, Inc.
(12)

Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd., Canyon Value Realization MAC 18, Ltd., Lyxor/Canyon Capital Arbitrage Fund Ltd. and The Canyon Value Realization Fund (Cayman), Ltd., and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd.,

Canyon Value Realization MAC 18, Ltd., Lyxor/Canyon Capital Arbitrage Fund Ltd. and The Canyon Value Realization Fund (Cayman), Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd. and Canyon Value Realization MAC 18, Ltd. are Cayman Islands Exempted companies.

(13)	The general partners for Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.
(14)	CBARB, a segregated account of Geode Capital Master Fund Ltd. is an open-ended exempted mutual fund company registered as a segregated accounts company under the laws of Bermuda. Phil Dumas has the power to direct the voting or disposition of the securities held by CBARB.
(15)	Citadel Limited Partnership (“CLP”) is the trading manager of Citadel Equity Fund Ltd. and consequently has investment discretion over securities held by Citadel Equity Fund Ltd. Citadel Investment Group, LLC (“CIG”) controls CLP. Kenneth C. Griffin controls CIG and therefore has ultimate investment discretion over securities held by Citadel Equity Fund Ltd. CLP, CIG and Mr. Griffin each disclaim beneficial ownership of the shares held by Citadel Equity Fund Ltd.
(16)	Jeff Andreski has the power to direct the voting or disposition of the securities held by Credit Suisse Securities (USA) LLC.
(17)	Forest Investment Management L.P. (“Forest”) has sole voting control and shared investment control of LLT Limited and exercises voting and/or dispositive power over the securities owned by Forest Global Convertible Master Fund L.P., Forest Multi-Strategy Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio, HFR CA Global Opportunity Master Trust, HFR RVA Select Performance Master Trust and Lyxor/Forest Fund Limited. Forest is wholly owned by Forest Partners II, L.P., the sole General Partner of which is Michael A. Boyd Inc., which is solely owned by Michael A. Boyd.
(18)	Philippe Jabre has the power to direct the voting or disposition of the securities held by Jabcap Multi Strategy Master Fund Limited and J-Invest Ltd.
(19)	Eric White has the power to direct the voting or disposition of the securities held by Nuveen Multi-Strategy Income & Growth Fund and Nuveen Multi-Strategy Income & Growth Fund #2.
(20)	The discretionary investment manager of Satellite Convertible Arbitrage Master Fund LLC is Satellite Asset Management, L.P. (“SAM”). The controlling entity of SAM is Satellite Fund Management, LLC (“SFM”). The managing members of SFM are Lief Rosenblatt, Mark Sonnino & Gabe Nechamkin. SAM, SFM and each named individual disclaims beneficial ownership of the securities held by Satellite Convertible Arbitrage Master Fund LLC.
(21)	John David Rogers has the power to direct the voting or disposition of the securities held by Tempo Master Fund L.P.
(22)	Vicis Capital LLC is the investment manager of Vicis Capital Master Fund. Shad Stastory, Sky Lucas, John Succo control Vicis Capital LLC equally but disclaim individual ownership of the securities held by Vici Capital Master Fund.
(23)	Additional selling security holders not named in this prospectus will be not be able to use this prospectus for resales until they are named in the selling security holder table by prospectus supplement or post-effective amendment. Transferees, successors and donees of identified selling security holders will not be able to use this prospectus for resales until they are named in the selling security holder table by prospectus supplement or post-effective amendment. We will add transferees, successors and donees by prospectus supplement in instances where the transferee, successor or donee has acquired its shares from holders named in this prospectus after the effective date of this prospectus.
(24)	The maximum principal amount of notes that may be sold under this prospectus will not exceed $1,500,000,000.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

•	in the over-the-counter market;

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the New York Stock Exchange under the symbol “AMD.” We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the notes and the underlying common stock by selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling security holder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling security holders.

A selling security holder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling security holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling security holders and Advanced Micro Devices, Inc. will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may change, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the effect of the United States federal estate or gift tax laws or the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities (except to the extent specifically set forth below);

•	persons that are S-corporations, partnerships or other pass-through entities;

•

persons that beneficially own more than 5% of the fair market value of the notes or that, on the date of acquisition of the notes, own notes with a fair market value of more than 5% of the aggregate fair market value of our common stock;

•	expatriates and certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the United States dollar;

•	persons who hold the notes or common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes or common stock into which the notes may be converted. Certain consequences to “non-U.S. holders” of the notes and common stock into which the notes may be converted are described under “—Consequences to Non-U.S. Holders” below. “U.S. holder” means a holder of a note or share of common stock that is:

•	an individual citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons, or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest on the Notes

U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the notes in accordance with such U.S. holder’s method of accounting for United States federal income tax purposes.

Market Discount

If you acquire a note at a cost (excluding any amount attributable to accrued interest) that is less than the stated redemption price at maturity (i.e., the principal amount) of the note, the amount of such difference is treated as “market discount” for United States federal income tax purposes, unless such difference is less than .0025 multiplied by the stated redemption price at maturity of the note multiplied by the number of complete years until maturity (from the date of acquisition).

Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange, redemption or other disposition of a note as ordinary income to the extent of the accrued market discount that has not been previously included in income. If you dispose of a note with market discount in certain otherwise nontaxable transactions, you may be required to include accrued market discount as ordinary income at the time of such transaction as if you had sold the note at its then fair market value. To the extent not included in income at the time of the nontaxable transaction, the accrued market discount may be recognized as ordinary income upon the disposition of the property received in exchange for the note in the nontaxable transaction.

In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

With respect to notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Your adjusted tax basis in a note will be increased by the amount of market discount included in your income under the election. You should consult your tax advisor before making this election.

Amortizable Bond Premium

In general, if your purchase price for a note, reduced by (i) an amount equal to the value of the conversion option at the time of purchase, and (ii) any amount attributable to accrued interest, exceeds the stated principal amount of the note, such excess will constitute bond premium. You generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under your regular accounting method. Under Treasury Regulations, the amount of bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions on the note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period.

If you elect to amortize bond premium, you must reduce your adjusted tax basis in the note by the amount of the premium used to offset interest income. An election to amortize premium on a constant yield method will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. You should consult your tax advisor before making this election.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Except as provided immediately below under “—Conversion of the Notes,” upon the sale, exchange, redemption or other taxable disposition of a note you generally will recognize gain or loss equal to the difference between (i) the sum of cash plus the fair market value of all other property received on such disposition (except to the extent such cash or property is attributable to accrued but unpaid interest not previously included in income, which generally will be taxable as ordinary income), and (ii) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, reduced by the amount of amortized bond premium, if any, taken into account with respect to the note, increased by the amount of market discount, if any, previously included in income with respect to the note, and decreased by the amount of any principal payments received by you. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss, except as described above under “—Market Discount.” Such capital gain or loss will be long-term capital gain or loss if, at the time of such disposition, you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, are currently subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

You generally will not recognize any income, gain or loss upon the conversion of a note into shares of common stock except with respect to cash received in lieu of a fractional share of common stock or to the extent the common stock is attributable to accrued interest not previously included in income.

Your tax basis in any common stock received from us upon the conversion of a note will generally equal your adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share. The holding period for common stock received on conversion will generally include the holding period of the note converted. To the extent the fair market value of shares of common stock received is attributable to accrued interest, the fair market value of such stock will generally be taxable as ordinary interest income (as discussed above in “—Payments of Interest on the Notes”), your tax basis in such shares generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin on the day after the date of conversion.

Cash received in lieu of a fractional share of common stock upon a conversion of a note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share, as described above under “—Sale, Exchange, Redemption or Other Taxable Disposition of the Notes.” Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary income.

In certain situations, such as a merger, consolidation or other event described under “Description of the Notes—Conversion Rights—Effect of Reclassification, Consolidation, Merger or Sale,” you may be entitled to convert your notes into shares of an acquirer. Depending on the circumstances, such an adjustment may result in a deemed exchange of the outstanding notes, which may be a taxable event for United States federal income tax purposes. You should consult your tax advisor regarding the United States federal income tax consequences of such an adjustment.

Constructive Distributions

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the conversion rate were adjusted to compensate holders of notes for distributions of cash to our stockholders. The adjustment to the conversion rate of notes converted in connection with certain changes in control, as described under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered Upon Conversion Upon Fundamental Change” may also be treated as a constructive distribution. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described below under “—Distributions on the Common Stock” even though you have not received any cash or property as a result of such adjustments (though it is not entirely clear whether the dividends-received deduction or the lower applicable capital gains rate described in “—Distributions on the Common Stock” would apply to such a constructive distribution). In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Distributions on the Common Stock

Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current and accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your adjusted tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for the dividends-received deduction, and dividends received by non-corporate U.S. holders generally will be subject to tax at the lower applicable capital gains rate for the taxable years prior to January 1, 2011, provided in each case that certain holding period requirements are satisfied.

Sale, Exchange or Other Taxable Disposition of the Common Stock

Upon the sale, exchange or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of all other property received upon such disposition, and (ii) your adjusted tax basis in such common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period for our common stock exceeds one year at the time of such disposition. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, are currently subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a note are determined as discussed above under “—Conversion of the Notes.” The deductibility of capital losses is subject to limitations. Under the market discount rules of the Code, any gain recognized by you upon the disposition of common stock should be treated as ordinary income to the extent of any accrued market discount not previously included in income by you with respect to the note converted into such common stock.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the notes and dividends paid on the common stock.

You may be subject to backup withholding with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material United States federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or common stock into which the notes may be converted. For purposes of this discussion, a “non-U.S. holder” means a holder of a note or share of common stock that is not a U.S. holder.

Payments of Interest on the Notes

You will not be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, provided that:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	you are not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•

you provide your name and address, and certify, under penalties of perjury, that you are not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or you hold your notes through certain foreign intermediaries and you and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If you cannot satisfy the requirements described above, you will be subject to the 30% United States federal withholding tax with respect to payments of interest on the notes, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty, or (2) IRS Form W-8ECI (or successor form) stating that the interest is not subject to withholding tax because it is effectively connected with the conduct by you of a United States trade or business. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with your conduct of that trade or business (and, if required by an applicable income tax treaty, is attributable to a permanent establishment in the United States), you will be subject to United States federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or a lower rate as may be prescribed under an applicable United States income tax treaty) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption or other disposition of a note (except with respect to accrued and unpaid interest which would be taxable as described above) or a share of common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

•

in the case of common stock, we are or have been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock.

If your gain is described in the first bullet point above, you generally will be subject to United States federal income tax on the net gain derived from the sale. If you are a corporation, then you may be required to pay an additional branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable United States income tax treaty) on any such effectively connected gain. If you are an individual described in the second bullet point above, you will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, such holders are urged to consult their tax advisers regarding the tax consequences of the acquisition, ownership and disposition of the notes or the common stock.

We do not believe that we are currently, and do not anticipate becoming, a USRPHC. Even if we were, or were to become, a USRPHC, no adverse tax consequences would apply to you if you hold, directly and indirectly, at all times during the applicable period, 5% or less of our common stock, provided that our common stock does not cease to be regularly traded on an established securities market prior to the year in which the sale or other disposition occurs.

Conversion of the Notes

To the extent you receive cash in lieu of fractional shares upon conversion of a note, you generally would be subject to the rules described under “—Consequences to Non-U.S. Holders—Sale, Exchange, Redemption of Other Taxable Disposition of the Notes or Common Stock” above. Otherwise, you generally will not recognize any income, gain or loss on the conversion of a note into common stock (except with respect to common stock received with respect to accrued interest, which would be taxable as described above).

Dividends

In general, dividends, if any, received by you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failures to make certain adjustments, to the conversion rate of the notes, see “—Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding of United States federal income tax at a 30% rate, unless such rate is reduced by an applicable United States income tax treaty. Any withholding on deemed dividends may be set-off against payments of cash and common stock on the notes. Dividends that are effectively connected with your conduct of a trade or business in the United States are generally subject to United States federal income tax on a net income basis and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

In order to claim the benefit of a United States income tax treaty or to claim exemption from withholding because dividends paid to you on our common stock are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment in the United States), you must provide a properly executed and updated IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for effectively connected income (or such successor form as the IRS designates), prior to the payment of dividends. These forms must be periodically updated. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, in general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us the statement described above under “—Consequences to Non-U.S. Holders—Payments of Interest on the Notes.” In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or a share of common stock within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the IRS and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

VALIDITY OF THE SECURITIES

The validity of the securities offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

The financial statements of ATI as of August 31, 2006 and for the year then ended, have been audited by KPMG LLP, independent auditors, and have been incorporated by reference herein in reliance upon the report of KPMG LLP also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed or furnished with the SEC. However, unless expressly listed below, no document or information that we have “furnished” or may in the future “furnish” with the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed or furnished with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	Information specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 from our 2007 Proxy Statement;

•	Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2007, June 30, 2007 and September 29, 2007;

•	Current Report on Form 8-K/A filed on January 9, 2007; and

•

Current Report on Form 8-K filed on February 14, 2007, April 23, 2007, April 24, 2007, April 30, 2007, May 9, 2007, May 31, 2007, June 20, 2007, August 9, 2007, August 14, 2007, August 23, 2007 and November 6, 2007;

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on September 14, 1979.

All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the notes shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from and after the respective dates of filing of such documents. Information contained in documents that we file later with the SEC will automatically update and supersede the information contained in this prospectus.

You may obtain copies of these documents without charge by writing to us at Advanced Micro Devices, Inc., One AMD Place, P.O. Box 3453, Sunnyvale, California 94088-3453.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and officers, their remuneration, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Such reports, proxy statements and other information may be inspected at the SEC’s public reference facilities at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the public reference room. Copies of such material can also be obtained at prescribed rates by writing to the SEC’s Public Reference Section at the address set forth above or by accessing the SEC’s web site at www.sec.gov.

$1,500,000,000

5.75% Convertible Senior Notes due 2012

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the registration for resale of the 5.75% Convertible Senior Notes due 2012. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Amount
Securities and Exchange Commission registration fee	$46,050
Legal fees and expenses	50,000
Accounting fees and expenses	25,000
Miscellaneous expenses	8,950
Total	$130,000

ITEM 15. LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the “DGCL”) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any present or former director, officer, employee or agent of the corporation, or any individual serving at the corporation’s request as a director, officer, employee or agent of another organization, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director, officer, employee or agent had no reasonable cause to believe his or her conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any present or former director, officer, employee or agent who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit provided that such director, officer, employee or agent acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director, officer, employee or agent shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director, officer, employee or agent is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director, officer, employee or agent has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith and that indemnification and advancement of expenses provided for, by or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and empowers the corporation to purchase and maintain insurance on behalf of a present or former director, officer, employee or agent of the corporation or any individual serving at the corporation’s request as a director, officer or employee of another organization, against any liability asserted against him or her or incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article 8 of our certificate of incorporation, as amended, provides for the elimination of liability of our directors to the extent permitted by Section 102(b)(7) of the DGCL. Article VIII of our By-Laws, as amended, provides for indemnification of our directors or officers or those individuals serving at our request as a director or officer of another organization, to the extent permitted by Delaware law. In addition, we are bound by agreements with certain of our directors and officers which obligate us to indemnify such persons in various circumstances. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have in effect a directors and officers liability insurance policy indemnifying our directors and officers and the directors and officers of our subsidiaries within a specific limit for certain liabilities incurred by them, including liabilities under the Securities Act. We pay the entire premium of this policy.

We have entered into separate indemnification agreements with each of our directors and executive officers. These agreements require us, among other things, to indemnify such director or officer against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with any action, suit or proceeding arising out of such individual’s status or service as one of our directors or officers, provided that such individual acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful, and to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us.

We believe that our certificate of incorporation and bylaw provisions, our directors and officers liability insurance policy and our indemnification agreements are necessary to attract and retain qualified persons to serve as our directors and officers.

ITEM 16. INDEX TO EXHIBITS.

Number	Exhibit
4.1	Indenture, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, including the form of 5.75% Convertible Senior Note due 2012, incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on August 14, 2007.

4.2	Registration Rights Agreement, dated August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 14, 2007.

5.1	Opinion of Latham & Watkins LLP.

12.1	Statement of Computation of Ratios.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wells Fargo Bank (Form T-1).

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California on this 5th day of November 2007.

ADVANCED MICRO DEVICES, INC.

By:	/S/ DEVINDER KUMAR
Devinder Kumar Senior Vice President, Corporate Controller

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Hector de J. Ruiz and Devinder Kumar, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file this registration statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/S/ HECTOR DE J. RUIZ Hector de J. Ruiz	Chairman of the Board and Chief Executive Officer (principal executive officer)	November 1, 2007

Derrick R. Meyer	Director	November , 2007

/S/ DEVINDER KUMAR Devinder Kumar	Senior Vice President, Corporate Controller (acting principal financial and accounting officer)	November 5, 2007

/S/ W. MICHAEL BARNES W. Michael Barnes	Director	November 1, 2007

/S/ JOHN E. CALDWELL John E. Caldwell	Director	November 1, 2007

/S/ BRUCE L. CLAFLIN Bruce L. Claflin	Director	November 1, 2007

/S/ FRANK CLEGG Frank Clegg	Director	November 1, 2007

/S/ H. PAULETT EBERHART H. Paulett Eberhart	Director	November 1, 2007

/S/ ROBERT B. PALMER Robert B. Palmer	Director	November 1, 2007

/S/ MORTON L. TOPFER Morton L. Topfer	Director	November 1, 2007

EXHIBIT INDEX

Number	Exhibit
4.1	Indenture, dated August 14, 2007, between Advanced Micro Devices, Inc. and Wells Fargo Bank, National Association, as Trustee, including the form of 5.75% Convertible Senior Note due 2012, incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed with the SEC on August 14, 2007.

4.2	Registration Rights Agreement, dated August 14, 2007, between Advanced Micro Devices, Inc. and Lehman Brothers Inc., incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC on August 14, 2007.

5.1	Opinion of Latham & Watkins LLP.

12.1	Statement of Computation of Ratios.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to this registration statement).

25.1	Statement of Eligibility under the Trust Indenture Act of 1939 of a Corporation Designated to Act as Trustee of Wells Fargo Bank (Form T-1).